                                                                       EXHIBIT 1

                       CANWEST GLOBAL COMMUNICATIONS CORP.

                             ANNUAL INFORMATION FORM

                                NOVEMBER 24, 2004

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                             ANNUAL INFORMATION FORM

                       CANWEST GLOBAL COMMUNICATIONS CORP.

                                TABLE OF CONTENTS

CORPORATE STRUCTURE........................................................      3
         NAME, ADDRESS AND INCORPORATION...................................      3
         INTERCORPORATE RELATIONSHIPS......................................      4

GENERAL DEVELOPMENT OF THE BUSINESS........................................      5
         HISTORICAL DEVELOPMENT............................................      5
         RECENT DEVELOPMENTS...............................................      5

DESCRIPTION OF THE BUSINESS................................................      7
         OUR BUSINESS......................................................      7
         RISK FACTORS......................................................     26

DIVIDEND POLICY............................................................     36

CAPITAL STRUCTURE..........................................................     36

MARKET FOR SECURITIES......................................................     39

DIRECTORS AND OFFICERS.....................................................     42

LEGAL PROCEEDINGS..........................................................     43

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.................     44

TRANSFER AGENT AND REGISTRARS..............................................     44

ADDITIONAL INFORMATION.....................................................     44

                                       2
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CORPORATE STRUCTURE

CanWest Global Communications Corp. is an international media company with interests in broadcast television, newspapers, radio, specialty, cable channels, outdoor advertising and online operations in Canada, Australia, New Zealand and the Republic of Ireland.

The Company was originally incorporated as Keigwin Investments Limited under the laws of the Province of Ontario on June 14, 1979. The Company's name was changed to CanWest Communications Enterprises, Inc. by articles of amendment dated April 16, 1985 and continued under the laws of the Province of Manitoba by articles of continuance dated May 27, 1986. By articles of amendment dated September 19, 1990, the Company's name was changed to CanWest Global Communications Corp. and by articles of continuance dated July 25, 1991 the Company was continued under the laws of Canada (the Canada Business Corporations Act). Our registered office and corporate head office is located at CanWest Global Place, 31st Floor, 201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3L7.

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                                  [FLOW CHART]

(1) We own a 14.5% voting interest, which, together with our ownership of subordinated and convertible debentures, represents a 56.6% economic interest.

GENERAL DEVELOPMENT OF THE BUSINESS

HISTORICAL BACKGROUND

We are an international media company with interests in broadcast television, newspapers, radio, specialty cable channels, outdoor advertising and online operations in Canada, Australia, New Zealand, and the Republic of Ireland. In fiscal 2000, we significantly expanded our media operations in Canada with the acquisition of nine television stations of WIC Western International Communications Inc. and the purchase of all of the major Canadian and Internet assets of Hollinger Inc., including the metropolitan daily newspapers in nearly every large city in Canada and a 50% interest in the National Post. In September 2001, we agreed to purchase the remaining 50% of the National Post.

In the period subsequent to these acquisitions we have worked to integrate our Canadian media operations, reduce operating costs and improve profitability. We have also completed the sale of a number of non-strategic assets in the ongoing drive to reduce corporate debt. As outlined below, proceeds in excess of $1.146 billion have been raised from the sale and refinancing of non-core assets and used to reduce bank debt.

RECENT DEVELOPMENTS

In October 2004, we launched an exchange offer to exchange a new series of 8% Senior Subordinated notes due 2012 for the outstanding 12 1/8% Senior notes due 2010 issued by the Hollinger Participation Trust. In the exchange offer, the holders of the trust notes were offered US$1,240 principal amount of new notes in exchange for each US$1,000 of trust notes. In addition, we launched a concurrent offer of notes, proceeds of which were used to retire the 12 1/8% junior subordinated notes held by Hollinger, which had not been participated to the Hollinger Participation Trust. The effect of these transactions was to replace the Company's existing $903.6 million of 12 1/8% junior subordinated notes with $908.1 million (US$760.1 million) of new 8% senior subordinated notes. These transactions were completed on November 18, 2004. Also on November 18, 2004, 3815668 Canada Inc., a wholly-owned subsidiary of CanWest and the issuer of the above-mentioned notes, amalgamated with CanWest Media Inc., which is also a wholly-owned subsidiary of CanWest.

In October 2004, we announced a realignment of our operations under the CanWest MediaWorks corporate brand. CanWest MediaWorks encompasses all of our Canadian business units including newspapers, television and radio operations and web-based interactive operations. CanWest MediaWorks International includes CanWest's investments in Network TEN in Australia, CanWest MediaWorks (NZ) and TV3 in Ireland. On the same date, we announced a series of senior executive appointments:

      - Richard C. Camilleri, formerly Chief Operating Officer (Operations), has been appointed President, CanWest MediaWorks.

      - Thomas C. Strike, formerly Chief Operating Officer (Corporate), has been named President, CanWest MediaWorks International.

      - Kathleen A. Dore has been appointed to the position of President, Television and Radio, CanWest MediaWorks.

      - Michael Williams has been appointed to the position of President, Publications, CanWest MediaWorks.

      - Joseph T. Mangione has been appointed to the position of President, Sales and Marketing, CanWest MediaWorks.

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In July 2004, through a series of transactions, we transferred our net assets in our New Zealand media operations to CanWest MediaWorks (NZ) Limited for 70% of the ordinary shares of CanWest MediaWorks (NZ) Limited and repayment of inter-company debt. Concurrent with the transfer of the net assets, CanWest MediaWorks (NZ) Limited completed a Initial Public Offering for 30% of its ordinary shares for NZ$100 million, net of costs of NZ$4 million (net proceeds of $83.3 million). In addition, CanWest MediaWorks (NZ) Limited issued a term bank loan of NZ$200 million.

In June 2004, we sold our interest in UTV for proceeds of $144 million, which were used to reduce corporate debt.

In 2004, we committed to sell Fireworks Entertainment, our international film and television production and distribution business. Efforts to sell this operation are ongoing.

In July 2003, we sold our holdings of more than 2 million shares of SBS Broadcasting S.A. Proceeds of $44 million from this sale were used to reduce corporate debt.

In May 2003 our wholly owned subsidiary, Global Communications Ltd. was awarded a radio broadcast licence by the Canadian Radio-television and Telecommunications Commission (CRTC) for an FM station in the Kitchener-Waterloo region of Ontario. This radio licence was the second awarded to CanWest in Canada. The new station, The Beat, launched early 2004 and joins Cool FM in Winnipeg, which successfully launched in February 2003.

In February 2003 we completed the sale of certain community newspapers and related assets in Southern Ontario to Osprey Media Group Inc. for cash proceeds of $194 million, which were used to reduce corporate debt.

In December 2002, we redeemed all of our outstanding Series 2 Preference Shares for cash consideration of $57.7 million. The Series 2 Preference Shares were issued in May 2001 on the amalgamation of certain subsidiaries of CanWest.

In August 2002, we sold certain community newspapers and related assets in Atlantic Canada and Saskatchewan to G.T.C. Transcontinental Group Ltd. for aggregate cash consideration of $257 million, which was used to reduce corporate debt.

In March 2002, we completed the purchase of the 50% of the National Post we did not already own for nominal consideration in the form of cash and agreements and undertakings.

In October 2001, we sold our interest in television station CKVU (Vancouver) for cash proceeds of $133 million. In September 2001, we sold our 70% interest in television station CFCF (Montreal) for cash proceeds of $87 million. In August 2001, the Company sold its 50% interest in the ROBTv specialty cable channel for cash proceeds of $30 million. Proceeds from these transactions were used to reduce corporate debt.

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DESCRIPTION OF THE BUSINESS

OUR BUSINESS

OVERVIEW

We are a public company whose shares are listed on the Toronto Stock Exchange and The New York Stock Exchange.

We are an international media company with interests in broadcast television, newspapers, radio, specialty cable channels, outdoor advertising and online operations in Canada, Australia, New Zealand, and the Republic of Ireland.

In Canada, we are a major multi-platform media company, with television, publishing, radio and internet operations that serve common geographic areas, providing our viewers, readers and advertisers with extensive local, regional and national coverage. We own and operate one of the most profitable and the highest rated groups of television stations in Canada, including the Global Television Network, which covers approximately 97% of Canada's English-language market. We are also the largest publisher of daily newspapers in Canada with average daily paid circulation of 1.4 million copies, representing 35% of Canada's average daily English-language newspaper sales. In addition, we own an extensive collection of internet websites providing content of local, regional and national interest.

We believe the combination of our media assets in Canada provides us with a number of competitive advantages, including the ability to:

      - provide advertisers with multi-platform media advertising solutions designed to reach a mass audience or to target specific demographic or special-interest groups;

      - leverage the news and information production resources of our broadcasting, publishing and internet operations to provide our audiences with superior depth and scope in local, regional and national coverage; and

      - cross-promote our brands, programs and other content across our various media platforms.

We also own significant interests in media properties in other English-language markets. In Australia, we own a 56.6% economic interest in Network TEN, one of three privately-owned national television networks. In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), which operates two national television networks, 3 and C4, and a leading group of radio stations, RadioWorks. Our other investments include a 45% interest in the only privately-owned television network in the Republic of Ireland, TV3.

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For the year ended August 31, 2004, we generated revenue of $2,113 million, compared to $2,100 million in the prior year, on a proforma basis(1).

                                                                       REVENUE
OPERATING SEGMENTS                                          FOR THE YEAR ENDED AUGUST 31
                                                    --------------------------------------------
                                                       2004             2003            2003
                                                                                    PROFORMA(1)
                                                    $        000    $        000    $        000
TELEVISION
Canada                                                   690,302         730,407         730,407
Australia - Network TEN                                  409,204         336,362         336,362
New Zealand                                              108,236          95,055          95,055
Ireland                                                   34,152          32,490          32,490
                                                    ------------    ------------    ------------
                                                       1,241,894       1,194,314       1,194,314
Radio - New Zealand                                       86,717          73,400          73,400
Publishing and Online - Canada                         1,193,627       1,208,180       1,168,224
Outdoor - Australia                                       43,742          36,656          36,656
                                                    ------------    ------------    ------------
Total operating segments(2)                            2,565,980       2,512,550       2,472,594
Elimination of equity accounted affiliates(3)           (452,946)       (373,018)       (373,018)
                                                    ------------    ------------    ------------
Total Consolidated                                     2,113,034       2,139,532       2,099,576
                                                    ============    ============    ============

(1) Proforma results exclude the results of community newspapers sold February 14, 2003.

(2) Segmented results include the Company's 56.6% economic interest in Network TEN.

(3) Elimination of proportionate interest in Australia's Network TEN and Outdoor, which are equity accounted in the consolidated financial statements.

BUSINESS STRATEGY

In the consolidating and converging media landscape, our objective is to increase our revenue and operating income before amortization by leveraging our media platforms and acquiring, developing and controlling content. To achieve this objective, we intend to:

      - Offer comprehensive advertising solutions. Our broad range of media platforms allows us to deliver multi-platform solutions to our advertising clients. We are able to sell flexible packages of advertising across various media in local, regional and national markets. Our Canadian television, publishing and internet platforms provide advertisers with an effective means to reach a mass market or to target specific demographic and special interest groups. In New Zealand, our combination of a national television network and urban and rural radio networks allows us to design advertising solutions tailored to our clients' needs.

      - Leverage content. By creating our own news and sports content and purchasing or commissioning entertainment content from our affiliates and others, we are able to supply our own platforms and syndicate our content to non-competing media outlets, reducing our effective costs. The combination of our television, publishing and internet platforms makes us a leading owner and provider of content in Canada. Our news and information organization provides extensive resources to develop content for delivery across our multiple distribution platforms and enables us to provide complete and in-depth coverage of local, regional and national news and information to our audiences.

      - Cross-promote and co-brand our properties. The geographic overlap of our television, publishing, radio and internet platforms enables us to cross-promote our properties in order to grow audiences, strengthen brand recognition and increase advertising revenue. For example, in Canada we use our newspapers to promote our television programs and websites. Our variety of platforms also enables us to pursue co-branding and brand extension opportunities.

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      -     Achieve economies of scale. Through expansion of our operations across multiple markets and media platforms, we have achieved greater purchasing power, giving us a competitive advantage in acquiring the rights to content. In addition, we can amortize the cost of content across a larger number of viewers, readers and listeners.

      - Expand operations in English-language markets. We intend to develop and acquire additional media assets in our existing markets and expand into other English-language markets. While tastes and preferences vary among each of the communities we serve, we are often able to utilize programming and other content purchased, developed or produced for one market in our other markets. In Canada, we recently launched our first radio stations and have filed applications for additional radio licenses.

      - Improve efficiency and reduce operating costs. We expect to realize cost savings through the integration of our publishing assets and other acquired assets into our existing operations and through the reduction of duplicative general and administrative expenses.

CANADIAN MEDIA OPERATIONS

CANADIAN TELEVISION INDUSTRY

Three English-language national broadcast networks operate in Canada: the Global Television Network, the CTV television network and the Canadian Broadcasting Corporation. The Global Television Network and CTV are both privately-owned, commercial networks, while the CBC is government-owned and financed by a combination of federal government grants and commercial revenue. Several French-language networks and a number of independent stations also serve local markets. In addition to Canadian stations, Canadian viewers generally have access to U.S. stations, directly over the air, via cable or satellite.

Canada has a well-developed cable television market that provides viewers with a wide range of viewing alternatives. Most Canadians have access to a number of Canadian specialty channels as well as a number of American broadcast and cable channels. In fall 2004, there were approximately 10.9 million households in Canada with cable and/or satellite services.

A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian cable television systems with over 2,000 subscribers are required to substitute the local Canadian signal, including the Canadian commercials, for the broadcast of the identical program by a U.S. station when the two programs are broadcast at the same time. As a result, the local Canadian broadcaster's signal and advertisements appear on two or more cable channels simultaneously, thereby increasing the size of the Canadian broadcaster's audience. Direct-to-home satellite services also have program substitution obligations under these regulations. Program substitution is primarily intended to compensate Canadian broadcasters that have purchased exclusive local broadcast rights for U.S. programs for the encroachment on their market by U.S. broadcasters via cable and direct-to-home satellite services.

Television broadcasting in Canada is subject to cable priority carriage rules, whereby cable systems with over 2,000 subscribers must carry the signals of local broadcasters as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under these rules is designed to ensure that they reach cable households and enjoy advantageous channel placement.

Also important to television broadcasting operations is the specialty service access rules, which require cable systems with more than 6,000 subscribers operating in an English-language market to deliver each English-language analog specialty and category 1 digital specialty service licensed for the area, other than certain religious services, to the extent of available channels. Similarly, direct-to-home satellite services must, by regulation, distribute all Canadian specialty services, other than certain religious

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services. These rules help ensure wider carriage for Canadian specialty services than might otherwise be secured through negotiation with the cable companies.

The CRTC has indicated that it intends to merge the licenses held by operators of multiple cable systems into a maximum of three licenses per operator in a given region. However, the CRTC has stated that rules related to the carriage of programming services and program substitution must be maintained within this regional licensing context.

In addition, Canadian broadcasters are required to show specified percentages of programming of Canadian origin during a broadcast day and, specifically, during the evening period.

The following table reflects the respective share of the English-language audience held by the major Canadian networks and station groups in Spring 2004 as a percentage of both Canadian television and total television viewership:

                                             SHARE OF                SHARE OF
    NETWORK OR STATION GROUP           CANADIAN TELEVISION       TOTAL TELEVISION
---------------------------------      -------------------       ----------------
GLOBAL TELEVISION NETWORK AND OUR
   "CH" STATIONS (1)                                  19.3%                  13.2%
CTV                                                   21.5                   14.6
CBC                                                    8.4                    5.8
CHUM                                                   8.0                    5.5
Other Canadian broadcast stations                      7.1                    4.8
Pay and Specialty Canadian cable
   channels                                           35.7                   24.4
                                       -------------------       ----------------
Total English-language
   broadcasting                                      100.0%                  68.3%
                                       ===================       ================

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Source: Bureau of Broadcast Measurement ("BBM") Spring 2004 Sweep, Monday to
Sunday, 6:00 a.m. to 2:00 a.m. adults ages 18 to 49.

(1) Includes our two CBC affiliated stations, but not our specialty cable channels.

Television broadcasting in Canada is regulated by the CRTC. Canada maintains significant restrictions on the foreign ownership of Canadian broadcast television stations and specialty cable channels. For more information, see "Regulation--Canadian Television."

OUR CANADIAN TELEVISION OPERATIONS

General

We are the one of the largest owners and operators of commercial broadcast television stations in Canada, as measured by both revenue and operating income before amortization. We own and operate 16 television stations licensed to provide over the air television broadcasting services in eight provinces. Eleven of our stations are licensed to provide over the air television broadcasting services in eight provinces. Eleven of our stations comprise the Global Television Network, which broadcasts to all major metropolitan areas in Canada, including Toronto, Montreal, Vancouver, Ottawa, Calgary, Edmonton, Quebec and Winnipeg and which covers an estimated 23.6 million people, or approximately 97% of Canada's English-language market.

Three of our stations operate as independents under the "CH" brand with a schedule that is distinct from our Global Television Network. Our "CH" brand stations provide us with second stations covering several

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of the largest markets in Canada: Toronto/ Hamilton, Vancouver/ Victoria,
Ottawa/ Hull and Greater Montreal. The programming on our "CH" brand stations is targeted at the adult audience ages 25 to 54, a more mature demographic group than the 18 to 49 year old audience targeted by our Global Television Network. Our CHCH station in Hamilton and our CHEK station in Victoria also offer a broad range of local entertainment, news and information programming, while our CH-Horizon (CJNT) station in Montreal also broadcasts multi-cultural programming.

We also own two stations affiliated with the CBC, which were acquired as part of the WIC transaction.

We also own Global Prime, a Canadian specialty channel providing entertainment and information programming to the "baby boomer" generation.

In November 2000, the CRTC awarded licenses to operate three new digital Category 1 specialty channels and 27 new digital Category 2 specialty channels to us and/or partnerships in which we have an interest. Cable and satellite service operators that offer digital services are legally required to carry Category 1 channels, and can carry Category 2 channels at their option. We launched two Category 1 services, mentv (49% owned) and Mystery TV (50% owned) and four Category 2 channels, Lonestar, DejaView, Fox Sports World Canada and Xtreme Sports, in September 2001. In September 2003, we launched CoolTV, a category 2 channel.

The following table sets forth the relative ranking and audience share of our originating broadcast television stations in each of their respective Demographic Market Areas or Extended Market Areas for Fall 2003/Spring 2004:

                                                  CALL      STATIONS IN     RANK IN       AUDIENCE
                                                  SIGN        DMA/EMA     DMA/EMA (1)     SHARE (1)
                                                 -------    -----------   -----------     ---------
GLOBAL TELEVISION NETWORK:
Global Ontario                                   CIII           13             2            11.4%
Global Quebec (2)                                CKMI            8             2             8.5
Global Vancouver                                 CHAN           13             1            13.7
Global Calgary                                   CICT            8             2            12.3
Global Edmonton                                  CITV            8             2            12.3
Global Winnipeg                                  CKND            8             2            12.3
Global Halifax                                   CIHFNS          8             2            10.6
Global Saskatoon                                 CFSK            7             2            11.0
Global Regina                                    CFRE            7             2            10.9
Global Saint John                                CIHF-NB         8             2             8.8
Global Lethbridge (3)(4)                         CISA            8             2            14.6
CH TELEVISION SYSTEM:
Montreal, Quebec (2)                             CJNT            8             8             2.0
Hamilton, Ontario (5)                            CHCH           13             5             4.3
Victoria, British Columbia (6)                   CHEK           13             5             4.8
CBC AFFILIATES:
Okanagan-Kamloops, British Columbia              CHBC            8             6             3.6
Red Deer, Alberta                                CKRD            8             4             3.6

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(1)   Monday to Sunday, Central Prime Time (8:00 p.m. to 11:00 p.m. in all
      markets except Saskatchewan and Manitoba where, due to time zone differences with U.S. border stations, Central Prime Time is 7:00 p.m. to 10:00 p.m.). For Toronto/Hamilton and Vancouver/Victoria, September 15, 2003 to December 21, 2003 and January 5, 2004 to May 30, 2004 BBM Meter Research adults ages 18 to 49. All other markets: Fall 2003 and Spring 2004 average BBM Sweeps, adults ages 18 to 49.

(2)   Based on English language stations only.

(3)   BBM Area 8021 -- Lethbridge area.

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(4)   CISA is a repeater of CICT Calgary.

(5)   Rank and Share in the Toronto/Hamilton EMA.

(6)   Rank and Share in Vancouver EMA.

Programming

Our Global Television Network targets adults ages 18 to 49, while our "CH" brand stations target a more mature demographic, adults ages 25 to 54. The key elements of our programming strategy are:

      - purchasing exclusive Canadian broadcasting rights to entertainment programs which appeal to our target audiences; and

      -     maximizing simulcasting opportunities.

We aggressively promote our television series and seek to develop viewer loyalty by offering a consistent programming schedule. By purchasing exclusive Canadian broadcasting rights to programming, we are able to control its distribution throughout the country. We are also able to offset programming costs through syndication to non-competing stations. We simulcast U.S.-originated programming whenever possible in order to maximize our ratings and advertising revenue.

Substantially all of our acquired programming is purchased for national exposure in Canada and the majority of the programming is produced within Canada and the United States. In order to gain economies of scale, the programming is often purchased for multiple levels, including telecast rights for our specialty and digital television channels as well as our conventional television stations. Many of our programming agreements are for multi-year program supply. Such agreements are currently held with several major non-Canadian studios, including Sony Pictures Television (Columbia), Fox, NBC-Universal, Paramount and CBS. These agreements require suppliers to provide, and us to buy, pre-agreed amounts of programming over one or more years. These agreements have provided price stability for our program acquisitions and have enhanced our ability to retain highly-rated U.S. network series programming and to acquire desirable new programming while, at the same time, helping to soften the effect of the very cyclical nature of most television programs.

Both our Global Television Network and our "CH" brand stations broadcast many of the most popular programs in Canada. Among the many "hit" shows in our current program schedules are a combination of recent entrants and established programs, including Survivor, The Apprentice, Will and Grace, Everybody Loves Raymond, Las Vegas, Without a Trace, Two and a Half Men, The Simpsons, NYPD Blue, Gilmore Girls, That 70's Show, Malcolm in the Middle, Fear Factor and 24. Global Television also broadcasts world class sporting events such as NFL football (including the Super Bowl), Molson Indy, the Masters Golf Tournament and the Wimbledon Tennis Finals. In 2002, Global Television introduced Global Showcase, a series of Canadian documentaries from independent producers across all the regions of Canada. Several of the programs have aired to strong national acclaim, including Jenin: Massacring the Truth and Confrontation at Concordia. Global Television's Wildcard (produced with Lifetime in the U.S.) continues to be one of the highest-rated Canadian-produced series.

Since its launch in September 2001, Global National, Canada's only supper-hour national newscast, has won several prestigious national awards including six from the Radio-Television News Directors Association, four Leo awards for best National newscast and best anchor as well as two Gemini nominations. Strategically, Global National has enhanced the news "brand" and credibility of many of Global television's local news and public affairs programs with correspondents in Washington D.C., London, Tel Aviv and a large national bureau in Ottawa. The combination of local and national news at the supper hour has led to considerable expansion of news programming, especially in British Columbia, Alberta and Ontario. Global British Columbia, for example, is now broadcasting 45 hours of local news programming per week and commands one of the largest local English language news audiences in Canada.

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Ratings

The following table sets forth Global Television's audience shares and that of its primary competitors in each of the Toronto/Hamilton and Vancouver/Victoria markets for the 2003 and 2004 broadcast years:

                                                    AUDIENCE SHARE IN SELECTED MAJOR MARKETS (1)
                                PRIMETIME 7PM -11PM (2)        RANK (3)         6AM - MIDNIGHT (2)           RANK (3)
                               -------------------------       ---------     -------------------------       ---------
                               2003/2004       2002/2003       2003/2004     2003/2004       2002/2003       2003/2004
                               ---------       ---------       ---------     ---------       ---------       ---------
TORONTO/HAMILTON (4):
CTV-CFTO                         11.0%           11.9%             1            9.2%            9.9%             1
GLOBAL ONTARIO - CIII            10.6            11.0              2            8.7             8.9              2
CHUM - CITY                       6.6             8.7              3            6.6             7.9              3
CBC - CBLT                        6.4             5.3              4            4.8             4.0              4
"CH" BRAND - CHCH                 4.3             5.2              5            3.7             4.3              5
CHUM - CKVR                       2.4             2.8              6            2.0             2.3              7
Fox - WUTV                        2.2             2.7              7            2.7             3.2              6
Rogers - CFMT                     1.5             1.7              8            1.7             2.3              8
VANCOUVER/VICTORIA (5):
GLOBAL VANCOUVER - CHAN          12.6            11.8              1           13.0            12.0              1
CTV - CIVT                        9.6            10.0              2            6.8             6.7              2
CBC - CBUT                        7.5             8.0              3            6.2             6.6              3
"CH" BRAND - CHEK                 5.0             5.7              4            4.2             4.3              4
CHUM-CKVU                         4.8             5.5              5            3.7             4.1              5
CHUM - CIVI                       3.5             3.4              6            2.5             2.5              6
Independent - KVOS                2.2             1.6              7            2.0             2.0              7

---------------------------

(1)   Audience share among adults 18 to 49.

(2)   September 15, 2003 to May 30, 2004 and September 16, 2002 to May 25, 2003.

(3)   Based upon figures reported in this table.

(4) BBM Toronto Meter Data, September 15, 2003 to December 21, 2003 and January 5, 2004 to May 30, 2004.

(5) BBM Vancouver Meter Data, September 15, 2003 to December 21, 2003 and January 5, 2004 to May 30, 2004.

Advertising Sales and Revenue

Our Canadian television operations derive their revenue primarily from the sale of broadcast air time to national, regional and local advertisers. For fiscal 2004, we derived over 85% of the advertising revenue relating to our Canadian broadcasting operations from sales to national advertisers and the balance from sales to regional and local advertisers. Under the terms of our broadcasting licenses, our Global Ontario and Global Quebec stations may sell broadcast air time only to national advertisers.

Intangible Assets

Within our Canadian television operations, we have identified broadcast licences in the amount of $494.9 million. These assets have indefinite lives.

CANADIAN PUBLISHING INDUSTRY

The Canadian newspaper industry is comprised of over 100 daily paid circulation newspapers and numerous non-daily paid and free-distribution publications. The industry is mature and is dominated by a small number of major publishers. We are the largest newspaper publisher in Canada, with 29% of average weekly circulation in 2003, ahead of Quebecor Inc. (22%), Torstar Corporation (14%), Power Corporation (9%), Bell Globemedia (6%), Osprey Media (6%) and others (14%).

Total Canadian daily newspaper industry revenue was $3.2 billion in 2003, with 79% derived from advertising and the balance of 21% coming from circulation. Advertising revenue and, to a lesser extent, circulation revenue are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenue have corresponded with periods of economic growth, while decreases have corresponded with general economic downturns and regional and local recessions. Daily newspaper advertising revenue increased by 0.8%, or $18.8 million in 2003 following a decrease of 0.3%, or $8.5 million in 2002. Declines in 2001 and 2002 followed six successive years of growth from the $1.8 billion posted in 1994.

Daily newspaper circulation revenue decreased slightly from $692.7 million in 1995 to $682.6 million in 2003 as price increases partially offset receding demand. The median single copy price for a weekday edition of a Canadian daily newspaper increased from $0.65 in 1995 to $0.80 in 2003, partly in an attempt by newspaper publishers to offset the impact of significant increases in newsprint prices during earlier periods. Average daily newspaper circulation declined 1.5% in 2003 to 4.9 million copies from 5.0 million copies in 2002.

OUR PUBLISHING OPERATIONS

General

We are the largest publisher of daily newspapers in Canada, as measured by circulation, revenue and operating income before amortization. Our publications include 10 daily metropolitan newspapers, all of which serve markets also reached by our broadcast television signals. In addition, we own and operate several other newspapers, shopping guides and newspaper-related publications. We also own the National Post, one of Canada's two national daily newspapers.

Our newspapers have an average daily paid circulation of 1.4 million copies, representing 34.9% of Canada's daily average English-language newspaper circulation, and an estimated average daily readership of 2.9 million people in 2003. Most of our newspapers have the highest circulation among publications in their markets. The high cost associated with starting a major daily newspaper operation constitutes a barrier to entry to potential new competitors to larger daily newspapers. While internet advertising may become more competitive in the future, it has not yet had a significant impact on revenue or operating income before amortization of our publishing assets.

Circulation

The following table provides circulation statistics for the six months ended September 30, 2004 for the major newspapers (excluding the National Post):

                                                                 2004                      2003
                                                          AVERAGE                   AVERAGE
                                                           DAILY       MARKET        DAILY       MARKET
     NEWSPAPER                     CMA                  CIRCULATION   POSITION    CIRCULATION   POSITION
-------------------     ---------------------------     -----------   --------    -----------   --------
The Vancouver           Vancouver, British                187,693        1          197,047        1
Sun                     Columbia
The Province            Vancouver, British Columbia       159,746        2          166,894        2
The Gazette             Montreal, Quebec                  138,151        1(1)       142,885        1(1)
Ottawa Citizen          Ottawa, Ontario                   133,745        1          135,000        1
The Edmonton Journal    Edmonton, Alberta                 128,083        1          130,238        1
Calgary Herald          Calgary, Alberta                  118,474        1          116,106        1
The Windsor Star        Windsor, Ontario                   74,051        1           74,764        1
The Times Colonist      Victoria, British Columbia         72,148        1           70,465        1
The Star Phoenix        Saskatoon, Saskatchewan            54,582        1           55,459        1
The Leader Post         Regina, Saskatchewan               50,392        1           50,558        1

---------------------------

(1)   Number one English-language newspaper; number three overall.
      Source: September 30, 2004 ABC FAS-FAX, released November 1, 2004.

The National Post had average daily circulation of approximately 247,784 for the six months ended September 30, 2004 (2003 - 251,517). The National Post was developed from The Financial Post, a daily business newspaper based in Toronto. Since its launch on October 27, 1998, the National Post has established a large national readership with attractive demographics. The National Post's sole competitor as a national newspaper is The Globe and Mail. In Toronto, the National Post competes with the Toronto Star, The Toronto Sun and The Globe and Mail.

The National Post is printed at our facilities in Calgary, Regina, Montreal and Ottawa, and by third-party printing contractors in Vancouver, Winnipeg, Toronto, Borden, and St. John's.

Raw Material

Newsprint comprised approximately $136 million, or 15% of the total costs of our publishing operations for the year ended August 31, 2004 and approximately $134 million or 16% of the total costs of our publishing operations for the year ended August 31, 2003. Newsprint is a commodity that can be subject to considerable price volatility, however, pricing has been relatively stable over the past two years. In fiscal 2004 our cost of newsprint increased by 2% over the prior year. Our publishing operations use approximately 184,000 metric tons of newsprint per year.

Advertising Sales and Revenue

Our Canadian Publishing Operations derive revenue primarily from the sale of advertising to national, regional and local advertisers and from subscription revenue. For the year ended August 31, 2004, we derived approximately 77% of our total revenues from advertising and approximately 21% from subscriptions.

Intangible Assets

Within our publishing operations, we have identified finite life intangible assets consisting primarily of circulation lists in the amount of $75.7 million, net of accumulated amortization. The circulation lists have an expected remaining useful life of 36 years. In addition, we have identified newspaper mastheads in the amount of $338.9 million. These assets have indefinite lives.

ONLINE OPERATIONS

Our internet and new media strategy is to create a strong internet presence to leverage our content across multiple platforms, provide integrated solutions to our advertisers and to cross-promote our publishing, broadcasting and internet operations. We intend to capitalize on the promotional capabilities of our publishing and broadcasting assets to create Canada's leading network of local content websites. The internet is complementary to our existing businesses and a significant potential source of revenue.

Our internet operations include the following:

      -     canada.com

      canada.com is one of Canada's leading online news and information destinations, averaging approximately 92 million page views and three million unique users per month. canada.com features content from newspapers, television, city sites, classifieds, radio and channels of specialty content. canada.com provides many online services including email, newsletters, headlines, weather, search functions, maps, television listings and a business center.

      -     FP DataGroup

      The Financial Post DataGroup is a source for corporate and financial information on publicly traded Canadian companies and mutual funds. FP DataGroup offers a wide range of financial information products both online and in print. Money managers, investment professionals, individual investors and information professionals use FP DataGroup products to make investment decisions and perform in-depth research on companies and industries.

      -     Infomart

      Infomart is an aggregator of same day and archival Canadian news, business information and corporate data, providing clients with access to more than 250 full-text news and business sources -- from major Canadian dailies and newswires to regional community papers, TV and radio transcripts, corporate databases, specialty trade journals and magazines. Infomart.ca provides a range of work modules that support desktop and cross-organizational research, media-monitoring and distribution of results.

AUSTRALIAN OPERATIONS

INDUSTRY OVERVIEW

Australia has five national broadcast networks and several unaffiliated regional commercial operations. Two of the national broadcast networks, the Australian Broadcasting Corporation and the Special Broadcasting System, are government-owned and largely commercial-free.

Three national networks, Seven, Nine and Network TEN, are privately-owned and broadcast commercial television to substantially all of the Australian population, including the major metropolitan areas of Sydney, Melbourne, Brisbane, Adelaide and Perth. Unaffiliated broadcasters serve rural areas and broadcast programs purchased from some or all of these three networks.

Australia also has two metropolitan pay television operators and one regional pay television operator, which broadcast primarily via cable and direct to home satellite delivery technologies. In 2004, there were approximately 700,000 cable subscribers, located primarily in metropolitan markets, and 750,000 satellite subscribers, located primarily in rural areas. While pay television operators have been permitted to broadcast paid advertising since July 1997, federal legislation requires that subscription fees remain the predominant source of revenue for pay television operators.

NETWORK TEN

We have a 56.6% economic interest in Network TEN. Through its wholly-owned and affiliated stations, Network TEN covers 19 million people, or approximately 90% of Australia's total population. In 1992, we organized a consortium which acquired Network TEN for total consideration of A$236.0 million.

Since then, Network TEN has increased earnings by targeting selected demographic groups, expanding signal coverage and controlling operating costs.

Network TEN owns and operates television stations in the five major capital cities of Australia, Sydney, Melbourne, Brisbane, Adelaide and Perth, and has affiliate arrangements with regional broadcasters serving regional markets.

Programming

Network TEN sources programming material from international and Australian sources. Both prime-time and off peak schedules include a mix of local and international content. While Network TEN's programming appeals predominantly to the 16 to 39 demographic, it is also increasingly popular with the broader 25 to 54 demographic. Local content regulations also place certain minimum requirements on drama, documentary and children's programming as well as an overall domestic quota. Although Australian programming is generally more expensive to acquire than foreign programming, it generally attracts more viewers. As a result, Network TEN schedules a mix of Australian and foreign shows to maximize ratings while controlling costs.

Network TEN purchases most of its non-Australian programming from major U.S. studios. It has acquired Australian rights to shows that are popular with its target audience, such as Charmed, Everybody Loves Raymond, Queer Eye for the Straight Guy, The Simpsons, and the Law & Order franchise. By obtaining "run of series" commitments, Network TEN ensures these series remain with the network for as long as they are produced. In addition, Network TEN enters into multi-year supply agreements with U.S. and other non-Australian production companies in order to acquire Australian rights to desirable programming at fixed prices.

Network TEN produces news, local sports and a limited number of other programs in-house, while entertainment programs are acquired from independent Australian producers. In-house productions include the sports programs Sports Tonight and RPM, the news program Meet the Press, the afternoon children's programs Totally Wild and Cheez TV and the breakfast program Good Morning Australia. Entertainment programs commissioned from Australian production companies include Australian Idol, Big Brother, Neighbours, The Panel and Rove Live. For commissioned programs, Network TEN typically maintains an active role in the creative process. Network TEN seeks sponsorship of certain of its programs by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

Domestic production is a combination of news, sport, drama, light entertainment and children's programming. News and some sports are produced internally, but most entertainment programming is acquired from independent producers. Australia has a large and efficient independent production sector that supplies programming to all commercial and government broadcasters.

Network TEN is the major broadcaster of Australia's top football code, the AFL. Network TEN hosts exclusive coverage of the finals series, including the Grand Final. Motorsports have surged in popularity through Network TEN's coverage of Formula One, the Indy Cars, the World Motorcycle Championships, the World and Australian Rally Championships and the V8 Supercar Championships.

Market Share and Ratings

Television advertising expenditures in Australia were approximately A$3.3 billion in 2004, representing approximately 35% of total major media advertising expenditures of approximately A$9.3 billion. Sydney, Melbourne, Brisbane, Adelaide and Perth, all of which are reached by Network TEN's owned and operated stations, account for approximately 78% of all television advertising expenditures in Australia. The following table sets forth advertising market shares of Australia's three commercial networks:

                      TELEVISION ADVERTISING MARKET SHARES

                                                         TWELVE MONTHS ENDED JUNE 30,
                                                 -------------------------------------------
NETWORK                                          2000      2001(1)    2002      2003    2004
-------                                          ----      -------    ----      ----    ----
NETWORK TEN                                       24%        23%       27%       29%     30%
Nine                                              41         38        39        39      39
Seven                                             35         39        34        32      31

---------------------------
(1)   Includes the Sydney 2000 Olympics, aired by Seven.

Source: Free TV Australia.

Network TEN differentiates itself from other broadcasters by focusing primarily on the young adult demographic. The table below sets forth commercial network audience shares for calendar years: 16 to 39 year olds (Sunday-Saturday 6:00 p.m. to 10:30 p.m.) for each of the three national commercial networks:

                                 AUDIENCE SHARE

                                                       TWELVE MONTHS ENDED DECEMBER 31,
                                                 -------------------------------------------
NETWORK                                          1999      2000(1)    2001      2002    2003
-------                                          ----      -------    ----      ----    ----
NETWORK TEN                                       30%        31%       34%       37%     37%
Nine                                              37         36        33        34      35
Seven                                             33         33        33        29      28

---------------------------

(1)   Excluding the impact of the Sydney 2000 Olympics.

Source: 2001-2003 OzTam television ratings; 1999-2000 AC Nielsen television ratings data.

Intangible Assets

Within our Australian television operations, we have identified broadcast licences in the amount of $228.4 million. These assets have indefinite lives.

EYE CORP.

Eye Corp. is one of Australia's premier out-of-home advertising companies. In December 2000, Network TEN acquired a 60% interest in Eye Corp. and then in August 2002 acquired the remaining 40% interest.

Eye Corp., which was created from the consolidation of several smaller players, has become the second largest out-of-home advertising company in the marketplace, following APN News and Media Limited, which we estimate controls 60% of the domestic market.

Eye Corp.'s operations are comprised of five divisions:

      - Eye Drive, which has Australia's second largest stable of large format outdoor signage, and includes inventory of nearly 350 sites;

      - Eye Fly, which has approximately 1,000 strategically located signs within all of Australia's domestic and international air terminals, giving Eye Fly 100% of the Australian airport market;

      - Eye Shop, which controls more than three thousand "eyelites" through more than 95 leading shopping centers across Australia and New Zealand;

      - Adval, which is a visual merchandising and point-of-sale supplier to leading retailers; and

      - the overseas division, which has made substantial inroads into southeast Asian markets, including Indonesia and Malaysia and encompasses large format outdoor advertising and internal airport signage.

Intangible Assets

Within our Australian outdoor advertising operations, we have identified intangible assets in the amount of $25.0 million. These assets have an expected remaining useful life of 38 years.

OUR ECONOMIC INTEREST IN NETWORK TEN

Network TEN is owned and operated by The TEN Group Pty Limited ("TEN Group"), an Australian private company. Approximately 84.3% of the ordinary shares of TEN Group are held by Ten Network Holdings Limited, a public company listed on the Australian Stock Exchange. We own approximately 14.5% of the ordinary shares of TEN Group, representing a 14.5% voting interest (the maximum voting interest that any one foreign person may own in an Australian television broadcaster under present Australian law is 15%). We also own all of the subordinated debentures and convertible debentures of TEN Group. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest at a rate determined with reference to dividends to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay interest at a market rate. The combination of our ordinary shares and subordinated debentures yield payments equivalent to approximately 56.6% of all payments made to TEN Group security holders.

The convertible debentures are convertible upon payment of an aggregate of A$45.5 million into a number of ordinary shares, which would represent approximately 49.2% of the issued and outstanding ordinary shares of TEN Group at the time of conversion. Under current regulations with respect to foreign ownership in Australia, we cannot exercise the conversion privilege.

Under TEN Group's corporate constitution, we are entitled to nominate three of TEN Group's 13 directors. Other specified shareholders have the right to nominate two directors, the shareholders of Ten Network Holdings Limited have the right to nominate seven directors and the remaining director is nominated by the board and serves as chair. The corporate constitution also provides for pre-emptive rights, which allow us to purchase new securities issued by TEN Group to maintain our economic interest, subject to foreign ownership restrictions under Australian law.

The corporate constitution of TEN Group requires the distribution of annual dividends to the maximum amount permitted by law, subject to first making provisions for working capital, capital expenditures and corporate development activities, as well as compliance with the terms of any financing facilities that may be in place from time to time.

NEW ZEALAND OPERATIONS

In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), a company listed on the New Zealand Stock Exchange. CanWest MediaWorks (NZ) was formed in 2004 and in July 2004 it acquired our New Zealand radio and television operations, Radio Works and TVWorks. TVWorks operates the leading privately owned free-to-air television group in New Zealand and RadioWorks operates one of the leading radio businesses in New Zealand.

TELEVISION INDUSTRY OVERVIEW

The New Zealand television industry includes two major free-to-air network operators, a pay television provider and several smaller UHF operators. Through its two free-to-air channels, TV One and TV2, the Government owned TVNZ has a 58% viewer share. Effective in July 2002, a new charter which imposes significant social obligations on TVNZ came into effect. Previously, TVNZ was more purely focused on commercial operations. TVWorks operates two national free-to-air television networks, 3 and C4. TVWorks has an aggregate viewer share of approximately 25%. 3 and C4 are transmitted through VHF frequencies reaching 98% and 75% of the population of New Zealand respectively, and are available on the SKY TV digital satellite platform. SKY TV operates direct-to-home subscription networks, and has a current market penetration of approximately 38% of homes in New Zealand. Prime TV operates a free-to-air UHF television service which covers 95% of New Zealand's population. Prime TV is limited due to the low number of homes which are equipped with UHF receivers. Its audience share is approximately 4%. In addition, there are a number of small local UHF operators.

TVWORKS

TVWorks owns and operates the 3 and C4 television networks. In October 2003, TV4 was relaunched as C4, a free-to-air music and youth programming television network. While 3 targets adults ages 18 to 49, C4 caters to a younger demographic of adults ages 15 to 39. 3 and C4's signals reach approximately 98% and 75% of the New Zealand population, respectively.

Market Share and Ratings

Television advertising expenditures in New Zealand were approximately NZ$592 million for the twelve months ended December 31, 2003, representing approximately 34% of total advertising expenditures of NZ$1.758 billion. Television advertising expenditures increased by 15% for calendar 2003 compared to the prior year. In the five year period to December 31, 2003 total advertising expenditures increased by an average of 5% per year.

The New Zealand television industry generates its revenue from the sale of advertising time. The distribution between TVNZ and 3 and C4 of their combined television market share (based on revenue) as estimated by us is set out below:

                            ADVERTISING MARKET SHARE

                                   YEAR ENDED MARCH 31,
                   2000        2001        2002        2003         2004
                   ----        ----        ----        ----         ----
3/C4               24.7%       24.8%       25.1%       27.3%        27.3%
TVNZ               75.3        75.2        74.9        72.7         72.7

      The table below sets forth audience shares of New Zealand's commercial television networks during prime-time viewing hours:

                               AUDIENCE SHARE (1)

                                   YEAR ENDED MARCH 31,
                   2000        2001        2002        2003         2004
                   ----        ----        ----        ----         ----
3                   23%         22%         23%         25%          23%
C4                   3           3           4           3            2
TV One              31          33          30          29           30
TV2                 34          33          31          31           28
SKY/Other            8           9          12          12           17

---------------------------

(1)   Among adults 18 to 49 (Sunday - Saturday 6:00 p.m. to 10:30 p.m.)

Source: AC Nielsen

Programming

3's long-term programming strategy is designed to improve the ratings performance of both domestic productions and foreign series among its targeted demographic audience.

3 operates a significant news and current affairs department, responsible for over nine hours of peak programming and three and a half hours of off-peak programming weekly. News and current affairs programming is in constant high demand by advertisers and attracts premium rates. Sports play an integral role in the 3 programming schedule. 3 has free-to-air rights for rugby and cricket, New Zealand's two highest profile sports.

3's entertainment programming strategy has positioned it as a young adult oriented network with a distinctive and fresh image. This has been achieved principally by the acquisition and exhibition of entertainment programming targeted at the 18 to 49 age demographic, the most attractive audience group to New Zealand advertisers and their agencies. 3 reaches its chosen target audience through a combination of New Zealand-produced programming, United States network series and other international programming, primarily from Australia and the United Kingdom.

3 dominates the crime drama genre with popular shows CSI: Crime Scene Investigation, New Zealand's number one television drama series, CSI: Miami, Law & Order: Special Victims Unit, Law and Order: Criminal Intent and 24. 3 has recently secured the rights to broadcast the new CSI: New York commencing in its 2005 financial year. All three CSI franchises are now on "life-of-series" agreements, ensuring continued access to these popular programs.

Reality hit shows like Survivor, as well as comedies such as The Simpsons, That 70's Show, Malcolm in the Middle and Sex and the City round out the network's top-performing international programs. The majority of 3's international programming is obtained from major United States studios such as FOX, Paramount, Universal and CBS pursuant to multi-year program purchase agreements. These agreements provide 3 with certainty of supply at agreed prices and enable the network to provide popular movies like Bridget Jones' Diary, Moulin Rouge, Shallow Hal, Spy Game, Behind Enemy Lines, American Pie 2 and The Others.

3's New Zealand-produced programming is acquired from a range of independent production companies or produced in-house. 3 sources programming from independent production companies by either commissioning the production of new programs or purchasing the free-to-air rights of programming already produced. Programs recently commissioned by 3 include Target, Hot Property, Inside New Zealand and Sticky TV.

In October 2003, TV4 was relaunched as C4, with a youth music format. The channel runs themed or "destination" programming focused upon specific musical genres, but is open to format changes based upon viewer surveys. New Zealand music plays a key role on the channel. C4 screens TV4's popular cartoon comedy South Park, and has just completed an agreement with MTV to bring the best of its youth programming to C4.

Intangible Assets

Within our New Zealand television operations, we have identified broadcast licences in the amount of $4.4 million.

RADIO INDUSTRY OVERVIEW

There are effectively two major groupings of stations in New Zealand, which account for 90% of radio revenues for the year ended December 31, 2003, as follows:

                                APPROXIMATE
     STATION GROUP             REVENUE SHARE
-----------------------        -------------
The Radio Network (TRN)                   46%
RADIOWORKS                                44
Others                                    10
                               -------------
                                         100%
                               =============

Radio advertising revenue in New Zealand was approximately NZ$224 million for the twelve months ended December 31, 2003, representing approximately 13% of total advertising expenditures. This represents an increase of NZ$21 million or 10% over the previous year.

New Zealand deregulated its radio broadcasting industry in 1989. This deregulation made it easier for new broadcasters to enter the industry, removed foreign ownership restrictions, facilitated the use of new technologies and separated the government's commercial and non-commercial radio interests. While the government issues licenses and controls technical parameters, its policy is for the radio industry to self-regulate the format, style and content of radio broadcasts, provided that broadcasters meet standards for good taste and decency and respect privacy laws. As a result of these changes, there has been a significant increase in the number of commercial radio stations operating in New Zealand, from 56 in 1989 to over 200 today. Current government policy is that any further allocation of radio spectrum will be restricted for use by "not for profit or community service groups." This policy effectively secures the market for existing commercial radio operators.

RADIOWORKS

RadioWorks operates five national network stations and 27 local or regional stations. The five national networks are Radio Pacific (AM) (a talkback format) targeted at the older demographic; Solid Gold (FM) (a classic hits format also targeted at the older demographic); The Rock (FM) (targeted to mainly males in the 18 to 34 age group); The Edge (FM) (a contemporary station targeting a young audience with current hits); and Channel Z (FM) (slightly alternative urban rock also targeting the younger audience). In addition, five stations are operated under the More FM brand targeting the 25 to 39 age group. The 22 local stations cover various cities and towns across the country. They operate under specific location brand names and are mainly adult contemporary in format, targeting a "middle market" position. We estimate that our signal reaches 99% of the New Zealand population. RadioWorks covers both urban and rural markets and virtually the full range of formats.

Ratings

In the March 2004 surveys of New Zealand's largest five markets, we achieved the following ranking position for audience share (music stations - all listeners aged 10 plus); Auckland - fourth and fifth;

Christchurch - first, second, third and fourth; Wellington - first, third and fifth; Waikato - second and third; Dunedin - first, second and third.

Intangible Assets

Within our New Zealand radio operations, we have identified broadcast licences in the amount of $11.5 million.

REPUBLIC OF IRELAND OPERATIONS

We own 45% of TV3, the only privately-owned broadcast television network in the Republic of Ireland.

INDUSTRY OVERVIEW

Prior to the launch of TV3 Ireland in September 1998, the Irish television industry consisted of three national networks, RTE1, Net 2 and TG4, which are all available free-to-air and through cable, satellite and MMDS. In addition to commercial advertising revenue, these three networks are publicly funded and operate under the auspices of RTE, the state-owned broadcast organization. TV3 Ireland is the first and only privately owned independent commercial television channel in the Republic of Ireland. TV3 targets the 15 to 44 age group and is a full service FTA television network offering a mix of domestic and foreign general entertainment programming.

In addition to the four Irish channels, the major UK terrestrial channels, each of which serves Northern Ireland, including BBC1, BBC2, ITV (Channel 3), Channel 4 and Channel 5, are available to some or all Republic of Ireland viewers off-air, satellite to cable or MMDS. In addition, Sky One and other pay services are available on cable, MMDS or satellite. In April 2002, the four Irish terrestrial channels, including TV3, were made available on the "family package" offered by Sky Digital Satellite in the Republic of Ireland. The addition of Sky satellite distribution added to the 94% terrestrial coverage of TV3, making it technically available to essentially every Republic of Ireland home.

TV3 reaches approximately 31% of Northern Irish homes off-air through transmitters located in the northern part of the Irish Republic.

Overall, approximately 61% of the Irish television households are served by cable, MMDS or satellite services, reaching up to 89% in the major urban markets, including Dublin. Those homes served by retransmission systems or capable of receiving terrestrial overspill of the major UK channels now account for 78% of all homes nationally. In recent years, Sky Digital has grown its subscribers to approximately 292,000 Irish homes, which consequently receive a host of UK based services not available on the spectrum-limited cable services.

In 2003, television advertising expenditures in the Republic of Ireland were expected to have generated approximately (euro)195 million, representing approximately 17% of total advertising expenditures of (euro)1.16 billion. This is supplemented by additional expenditures on advertising in the UK on services which reach into the Republic of Ireland, which expenditures are targeted at consumers in the Republic of Ireland. In calendar 2003, the television advertising market decreased approximately 6%.

TV3

TV3 Ireland quickly demonstrated the need for a third mainstream station. It has filled the gap between RTE1's older audience and Net 2's youthful franchise. With the addition of TV3 Ireland, there has been repatriation of Irish audiences and growth in the number of people viewing Irish channels each month.

After six years on-air, TV3 Ireland has again achieved year on year growth in terms of market share, expanding on its position in the market, second only to Irish state owned and funded RTE One. The first six months of calendar 2004 saw TV3 increase its peak audience share by 12% over the same period in 2003.

                               PEAK AUDIENCE SHARE

                              JANUARY TO JUNE 2004

NETWORK
-------
TV3                                  14%
RTE1                                 32
Net2                                 12
UTV                                   8

      Source: AC Nielsen: All individuals in the Republic of Ireland.

TV3 Ireland offers a wide variety of programming, including news, factual, comedy, drama, sports and local interest programming. The schedule is a mix of domestic and foreign programming.

TV3 Ireland's programming is targeted to the 15 to 44 age group, audiences which are in high demand by Irish advertisers and which TV3 Ireland has proved to have been previously neglected in the Irish market. TV3 Ireland has quickly established itself with the viewing audience through the introduction of programs to the Irish market like Law and Order: Special Victims Unit, Will and Grace, Malcolm in the Middle, and recently the most popular non-U.K. acquired series Sex and the City. The tradition of U.S. movie premieres on a Sunday evening has continued with such titles as Ocean's Eleven, Perfect Storm, Men in Black and Swordfish.

In 2001, as part of the agreement by which Granada acquired an interest in TV3, two new titles moved to TV3, Coronation Street and Emmerdale, which was new to Irish broadcasting at 7:00 p.m. These programs have improved the audience share for the 7:00 to 8:00 p.m. time-band and have greatly enhanced viewing of later programs. Other Granada products, like Heartbeat, the Royal, and I'm a Celebrity
- Get Me Out of Here, have further improved the channel. Support for TV3 Ireland's coverage of Europe's prime club soccer tournament, the UEFA Champions' League has increased, with particularly good audiences for the season that began in September 2001. During 2002, TV3 also completed a four-year agreement to broadcast Ireland home international soccer matches on a taped live basis. The agreement also provides TV3 access to broadcast a minimum of five important senior domestic soccer matches each year. Coupled with the recent renewal of the Champion Leagues' telecasts from 2003 to 2006, TV3 has a comprehensive line-up of Irish and European professional soccer to offer viewers and advertisers. TV3 also retains certain exclusive territorial rights for Irish International Soccer home matches in a multi-year agreement with the Irish Football Association.

TV3 Ireland recognizes the importance of relevant domestic programming and in 2003 invested over 50% more in domestic programming than it did in programming acquired from outside the country. In September 2003 the channel was required by its license to increase Irish produced programming to 25% of its output. TV3 exceeds this requirement. In addition to three daily news bulletins, TV3 Ireland produces Sports Tonight, Week in Review, periodic news specials, and Ireland AM, Ireland's first morning breakfast television service, which quickly established itself as the number one breakfast choice in Ireland. Ireland AM is a live, weekday magazine and lifestyle program. Building on its success, the program was expanded to three hours daily, now 7:00 a.m. to 10:00 a.m. The program now has viewing greater than the accumulated audiences of all its breakfast program competitors available in the market. Fall 2004 will see the introduction of a new political affairs program hosted by TV3's political correspondent. The weekly program will air Sundays adjacent to TV3 news. TV3 recently concluded an agreement with the UK's Channel 5 related to the production of a three-part documentary series by an Irish independent and set in the British Isles.

As part of a strategy to build a strong inventory of Irish dramatic programs, TV3 continues to actively invest in Irish theatrical productions. Since its launch in 1998, TV3 has invested in a recreation of the events of "Bloody Sunday," a pivotal event in modern Irish history, Map Maker, Watermelon, and Halo

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Effect, with total independent Irish film investment budgets of over (euro)8 million. In the past year TV3 has also invested in an Irish film, The Mighty Celt, starring Gillian Anderson.

Intangible Assets

Within our Irish television operations, we have identified broadcast licences in the amount of $2.4 million. These assets have indefinite lives.

SEASONALITY

Our business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people's viewing, reading and listening habits. Typically, our revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

EMPLOYEES

As at August 31, 2004 our Canadian television operations employed approximately 2,100 people on a full-time equivalent basis. Approximately 50% of our Canadian broadcasting employees are employed under a total of 15 collective agreements. Three of these agreements are in negotiation or conciliation. In 2004, one agreement will expire and in 2005 an additional three will expire. Thirteen of our bargaining units are with the Communications, Energy and Paperworkers Union of Canada. During 2001, this union applied to consolidate these 13 bargaining units (representing approximately 950 employees) into a single bargaining unit. The Canadian Labour Board has not yet released its decision with respect to that application.

As at August 31, 2004 we had approximately 5,700 full-time and full-time equivalent employees of our publishing and online assets. Approximately 60% of these employees are employed under a total of 45 collective agreements. Two of these collective agreements are in negotiation, an additional 12 will expire in 2004 and a further 10 will expire in 2005. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations.

Canadian newspaper operations experienced one work stoppage in fiscal 2003. Collective bargaining in Victoria at The Times Colonist commenced in April 2002 to renew agreements that expired December 31, 2001. Four unions representing 300 employees went on strike from September 2, 2002 until a new contract was agreed upon on November 4, 2002. The term of the new collective agreement runs to December 31, 2004.

In Australia, Network TEN and Eye Corp. employed approximately 1,200 full-time employees at August 31, 2004. Approximately 30% are represented by labor unions.

In New Zealand, as at August 31, 2004 TVWorks had 315 employees, and RadioWorks had approximately 600 employees. In the Republic of Ireland, TV3 had 178 employees. None of our employees in New Zealand or the Republic of Ireland are represented by trade unions.

We employ approximately 53 people at our corporate and international offices. Our Business Services Centre employs 167 people, and our customer contact center employs 157 people.

Collective bargaining agreements to which we are subject vary as to the number of employees covered and content. We believe we have satisfactory relationships with unionized and non-unionized employees.

ENVIRONMENTAL PROTECTION

Substantially all of our operations are subject to laws and regulations concerning, among other things, emissions to the air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment. We believe all of our operations, including our publishing operations, are in compliance with applicable environmental protection laws and our own internal environmental compliance standards in all material respects. Ensuring environmental compliance has not given and is not expected to give rise, in the aggregate, to any material adverse financial or operational effects upon our business.

Nevertheless, more stringent environmental laws as well as more vigorous enforcement policies or discovery of previously unknown conditions requiring remediation could result in additional costs that may have such effects.

RISKS RELATING TO OUR DEBT

OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NEW NOTES.

We have a substantial amount of debt. As of August 31, 2004, we had $2,872 million in consolidated long-term debt (including the current portion) and consolidated shareholder's equity of $1,182 million, resulting in a total debt to capitalization ratio of 71%. Our existing consolidated debt includes obligations under our senior notes, our senior subordinated notes, our junior subordinated notes and our credit facility. As of August 31, 2004, the negative covenants under our credit facility would have permitted additional borrowings of $413 million.

In November 2004, we refinanced our $903 million junior subordinated notes through the issuance of US$761 million of new senior subordinated notes.

      Our substantial indebtedness could have important consequences. For example, it could:

      - require us to dedicate a substantial portion of our cash flow from operations to payments on debt, which will reduce amounts available for working capital, capital expenditures, marketing, product and program development and other general corporate purposes;

      - limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

      - increase our vulnerability to general adverse economic and industry conditions;

      - place us at a competitive disadvantage compared to our competitors with less debt; and

      -     limit our ability to borrow additional funds.

In addition, a portion of our debt, including debt under our credit facility, bears interest at variable rates. An increase in the interest rates on the debt will reduce the funds available to repay the new notes and other debt and for operations and future business opportunities and will intensify the consequences of our leveraged capital structure.

The terms of our credit facility, the indentures governing our existing senior notes and senior subordinated notes do not prohibit us or our subsidiaries from incurring substantial additional debt in the future, so long as we observe certain covenants, maintain certain specified financial ratios and meet certain specified financial tests.

TO SERVICE OUR DEBT, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH, AND OUR ABILITY TO GENERATE CASH IN THE FUTURE DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

Our ability to make payments on and to refinance our debt will depend on our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

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

Based on the amount of our current indebtedness we estimate annual cash needs of approximately $232 million to pay cash interest expense. In addition, our scheduled principal payments for fiscal 2005 will amount to $8 million assuming we refinance $25 million in TV3 Ireland debt at its maturity in December 2004. We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our future cash flow from operations, including distributions from our non-wholly-owned subsidiaries and investments, and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt and other future debt may limit our ability to pursue any of these alternatives.

OUR OUTSTANDING INDEBTEDNESS IMPOSES OPERATIONAL AND FINANCIAL RESTRICTIONS ON US. OUR CREDIT FACILITY AND THE INDENTURES THAT GOVERN OUR EXISTING SENIOR NOTES AND SENIOR SUBORDINATED NOTES IMPOSE OPERATIONAL AND FINANCIAL RESTRICTIONS ON US.

Our credit facility and the indentures that govern our existing senior notes and senior subordinated notes impose restrictive covenants that, among other things, restrict our ability to:

      -     incur debt;

      -     pay dividends and make distributions;

      -     issue stock of subsidiaries;

      -     make certain investments;

      -     repurchase stock;

      -     create liens;

      -     enter into transactions with affiliates;

      -     enter into sale-leaseback transactions;

      -     merge or consolidate; and

      -     transfer or sell assets.

Our credit facility also requires us to maintain certain specified financial ratios and meet certain specified financial tests. These covenants are subject to a number of important exceptions and several of our significant subsidiaries are not subject to them.

All of these restrictive covenants may restrict our ability to expand our business or to pursue our business strategies. Our ability to comply with these and other terms of our indebtedness may be affected by changes in our business condition or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants would result in a default under our debt. A default could allow our creditors to accelerate the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies. At August 31, 2004, the aggregate amount drawn under our credit facility was $778 million and an additional $38 million was utilized to support letters of credit. If our indebtedness were to be accelerated, we cannot assure you that we would be able to repay it. In addition, a default could give the lenders the right to terminate any commitments they had made to provide us with further funds.

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

RISKS RELATING TO OUR BUSINESS

MULTIPLE CLASS STOCK; CONTROL OF THE COMPANY BY HOLDER OF MULTIPLE VOTING SHARES

All of CanWest's multiple voting shares and 3,462,894 of its subordinate voting shares are held by CanWest Communications Corporation, the shares of which are indirectly owned and controlled by Mrs. Ruth M. Asper and trusts for the benefit of members of the family of the late Israel Asper, including his three children, David A. Asper, Gail S. Asper and Leonard J. Asper, who are senior officers and directors of us. CanWest Communications Corporation, certain of its affiliates, the trusts, Mrs. Ruth M. Asper and the three children (as voting trustees) have entered into a voting agreement which requires the CanWest multiple voting shares held by CanWest Communications Corporation to be voted as Mrs. Ruth M. Asper and the three children determine.

The voting agreement also requires the multiple voting shares held by CanWest Communications Corporation to be voted in favor of nominees to the CanWest Board of Directors who are nominated by David Asper, Gail Asper and Leonard Asper, and who together will be sufficient to constitute at least a majority of the board, but as close to a simple majority as possible. For this purpose, each of David Asper, Gail Asper and Leonard Asper are entitled to nominate an equal number of the nominees making up that majority.

As a result, the voting trustees will likely have the ability to control all matters submitted to our shareholders for approval, including the election and removal of directors, amendments to our articles and by-laws and approval of any business combination. This may delay or prevent an acquisition or cause our share price to decline.

WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE GROWTH.

We intend to continue to increase our business in Canada and in foreign markets, to further expand the types of businesses in which we engage and to make selective acquisitions. This growth and expansion has placed, and will continue to place, a significant demand on management resources. To manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. We may not be able to effectively manage this expansion and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

WE OPERATE IN HIGHLY COMPETITIVE INDUSTRIES.

Participants in the broadcasting and publishing industries depend primarily upon the sale of advertising and paid subscriptions to generate revenue. Competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels; radio; local, regional and national newspapers; direct mail; and other communications and advertising media that operate in these markets. Our competitors include both privately-owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian broadcasting, publishing and other media industries and competitors increasingly include market participants with interests in multiple industries and media. We cannot assure you that existing and future competitors will not pursue or be capable of achieving similar or competitive business strategies. Some of our competitors have greater financial and other resources than we do. Our ability to compete successfully depends on a number of factors, including our ability to secure popular television programs and high quality editorial content, our ability to achieve high distribution levels and subscriptions and our ability to generate advertising revenue. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors, or that increased competition will not have a material adverse effect on our business, financial condition or results of operations.

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

OUR TELEVISION, NEWSPAPER AND OTHER CONTENT MAY FAIL TO ATTRACT LARGE AUDIENCES, WHICH MAY LIMIT OUR ABILITY TO GENERATE ADVERTISING AND CIRCULATION REVENUE.

Our ability to attract advertisers and generate revenue and profits is dependent in large part on our success in attracting viewers, listeners and readers through the programming we broadcast and the newspapers we publish. Audience acceptance is a function of the content offered and is influenced by factors including the reviews of critics, promotions, the quality and acceptance of other competing content in the marketplace during the same time slots, the availability of alternative forms of entertainment, general economic conditions and public tastes and perceptions generally, as well as other intangible factors. Although we make significant investments in programming and in our newspapers, we cannot assure you that our programming will maintain satisfactory viewership levels, or that our newspapers will maintain satisfactory readership levels, in the future. All of these factors could change rapidly and many are beyond our control. Lack of audience acceptance of our programming and newspapers could have a material adverse effect on our businesses, financial condition or results of operations.

WE ARE LARGELY DEPENDENT ON PARTICULAR ADVERTISING CUSTOMER SEGMENTS, AND VARIATIONS IN CUSTOMER DEMAND IN THESE SEGMENTS COULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE.

A large portion of our advertising revenue is derived from the automobile, technology, retail, food and beverage, telecommunications, travel, packaged goods and entertainment sectors. These sectors have historically been sensitive to changes in economic conditions and economic cycles generally. Thus, a downturn in these sectors could impact our ability to generate advertising revenues and negatively affect our business, financial condition or results of operations.

WE COMPETE WITH ALTERNATIVE TECHNOLOGIES AND MAY BE REQUIRED TO INVEST A SIGNIFICANT AMOUNT OF CAPITAL TO ADDRESS CONTINUED TECHNOLOGICAL DEVELOPMENT.

The media industry is experiencing rapid and significant technological changes that may result in alternative means of program and content transmission that could have a material adverse effect on our business, financial condition or results of operation. The continued growth of the internet has presented alternative content distribution options that compete with traditional media. Further, in each of our broadcasting markets, industry regulators have authorized direct-to-home satellite, microwave and cable services, and may authorize other alternative methods of transmitting television, radio and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future.

REVENUE IS SUBJECT TO CYCLICAL AND SEASONAL VARIATIONS AND IS GENERATED PRIMARILY FROM ADVERTISERS.

Our business is cyclical in nature. Because our business depends upon the sale of advertising for a substantial portion of revenue, our operating results are sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, newspaper publishing is both capital and labor intensive and, as a result, newspapers have relatively high fixed cost structures. During periods of economic contraction, revenue may decrease while some costs remain fixed, resulting in decreased earnings. Similarly, because a substantial portion of revenue is derived from retail advertisers, which have historically been sensitive to general economic cycles, our business, financial condition or results of operation could be materially adversely affected by a downturn in the retail sector.

Our business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people's viewing, reading and listening habits. Typically, revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

ACTS OF TERRORISM AND OTHER POLITICAL AND ECONOMIC DEVELOPMENTS COULD ADVERSELY AFFECT REVENUE.

Our revenue and profitability depend on the sale of advertising. Our revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures and, more recently, were modestly affected by war in Iraq in early 2003. If there are further acts of terrorism or other hostilities, or if other future financial, political, economic and other uncertainties arise, this could lead to a reduction in advertising expenditures, which could materially adversely affect our business, financial condition or results of operations.

WE MAY BE ADVERSELY AFFECTED BY VARIATIONS IN TELEVISION PROGRAMMING ACQUISITION COSTS.

The most significant cost in the broadcasting businesses is television programming. We cannot assure you that our broadcasting operations will not be exposed in the future to volatile or increased television programming costs which may adversely affect our operating results. Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and increase competition for advertising expenditures. In addition, the production and distribution costs of television and other forms of entertainment, as well as television programming costs, may increase. Moreover, programs may be purchased for broadcasting two to three years in advance, making it difficult to predict how such programs will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in revised amortization periods or impairments that would increase operating costs.

WE MAY BE ADVERSELY AFFECTED BY STRIKES AND OTHER LABOR PROTESTS.

We estimate that over half of our employees are represented by collective bargaining agreements. Any strikes or other forms of labor protest could disrupt operations and could have a material adverse effect on our business, financial condition or results of operations. The newspapers in Vancouver, The Vancouver Sun and The Province; The Times Columnist (Victoria) and the Calgary Herald have each been subject to a strike over the past five years. These strikes have varied in duration with the longest continuing for approximately six months (at the Calgary Herald).

Approximately 50% of our Canadian broadcasting employees are employed under a total of 15 collective agreements. One agreement will expire in 2004 and three agreements will expire in 2005. Approximately 60% of our Canadian publishing and online employees are employed under 45 collective agreements. Two of these agreements are in negotiation; an additional 12 will expire in 2004; and 10 will expire in 2005. There can be no assurance that any of these collective agreements will be renewed on satisfactory terms or at all, or that we will not experience strikes or other forms of labor protest. During 2001, one of our broadcast unions applied to consolidate 13 of our bargaining units (representing approximately 950 employees) into a single bargaining unit. The Canadian Labour Board has not released its decision with respect to that application. Any strike or other form of labor protest could have a material adverse effect on our business, financial condition or results of operations.

WE MAY BE ADVERSELY AFFECTED BY VARIATIONS IN THE COST OF NEWSPRINT.

Newsprint expense represents one of our largest raw material expenses and, after wages and employee benefits expenses and programming acquisition costs, is our most significant operating cost. Newsprint costs vary widely from time to time and price changes in newsprint can significantly affect the overall earnings of our publishing operations. There can be no assurance that our publishing operations will not be exposed in the future to volatile or increased newsprint costs which could have a material adverse effect on our business, financial condition or results of operations.

A SIGNIFICANT PORTION OF OUR CASH FLOW FROM OPERATIONS HAS HISTORICALLY BEEN ATTRIBUTABLE TO DISTRIBUTIONS FROM AUSTRALIA'S NETWORK TEN; THERE CAN BE NO ASSURANCE THAT SUCH DISTRIBUTIONS WILL CONTINUE AT THE SAME LEVEL OR AT ALL.

Distributions from The Ten Group Pty. Limited, referred to herein as TEN Group, in the form of dividends and interest payments have historically represented a significant portion of our cash flow from operating activities. Distributions from Network TEN amounted to $33.4 million in the year ended August 31, 2003 and $104.9 in the year ended August 31, 2004. In June 2004, Network TEN declared distributions to us in respect of the six-month period ended June 30, 2004 of $43 million, of which $6 million was received in July 2004, with the balance to be received in December 2004. Network TEN maintains an A$700 million credit facility and, as of August 31, 2004, A$175 million was outstanding under this facility. Additional loans under Network TEN's credit facility would increase Network TEN's interest expense and could reduce the amount of cash available for distribution by Network TEN. We do not own a majority or controlling voting interest in Network TEN, nor do we exercise control over its management, strategic direction or daily operations. There can be no assurance that distributions from Network TEN will continue at a similar level or at all. A significant decline in distributions from Network TEN could have a material adverse effect on our ability to service our indebtedness.

WE MAY BE ADVERSELY AFFECTED BY FOREIGN EXCHANGE FLUCTUATIONS.

Fluctuations in the values of the currencies of Australia, New Zealand and Ireland relative to the Canadian dollar have affected the comparison of Canadian dollar translated amounts over periods of time. The most significant impact relates to the Australian dollar as a result of our economic interest in Network TEN. For example, the average rate of exchange used to translate results from Network TEN increased 7% in fiscal 2003, compared to fiscal 2002. Had the average exchange rate remained constant over the two years, our interest in the earnings of Network TEN in fiscal 2003 would have been $7.1 million lower. The average rate of exchange increased 8% during the year ended August 31, 2004 compared to the comparable period in the prior year. Additionally, as of August 31, 2004, since our initial acquisition of Network TEN in 1992, we have realized a total of $4.4 million in currency translation losses arising from distributions made by Network TEN to us.

Virtually all of our revenue is generated in the local currencies of countries in which we operate, while certain programming and other expenses are incurred in U.S. dollars. In addition, a significant portion of our borrowing is denominated in U.S. dollars and interest, principal and premium, if any, on such borrowing must be paid in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We have entered into cross currency interest rate swaps, which convert the U.S. dollar principal and interest payable under the senior credit facility and the senior and senior subordinated notes into Canadian dollar obligations, to hedge foreign exchange rate risk and cash flow risk, with the exception of US$41.9 million in senior subordinated notes which are not hedged. In the year ended August 31, 2004 we have been required to make payments of a net amount of $28 million to recoupon the swaps in order to maintain the fair value of our interest rate and cross currency swaps within the limits prescribed under our senior credit facility. Subsequent to year end, we were required to make additional swap recouponing payments of $137 million. There can be no assurance that exchange rate fluctuations in the future will not have a material adverse effect on our ability to make payments in respect of the new notes, as we may be required to provide additional cash or other collateral to secure our obligations in respect of our hedging transactions.

CHANGES IN GOVERNMENT REGULATION COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

Changes to the regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services, the introduction of new regulations or policies or terms of licenses or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer and ownership of broadcast licenses in virtually all jurisdictions and, in some jurisdictions, govern the timing and content of programming; the timing, content and amount of commercial advertising; and the amount of foreign versus domestically produced programming. In many jurisdictions, including Australia and Canada, there are significant restrictions on the ability of foreign entities to own or control broadcasting businesses.

Our Canadian television operations are regulated pursuant to the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, which administers the Broadcasting Act (Canada), among other things, grants, amends and renews broadcasting licenses, approves certain changes in corporate ownership and control and may determine and implement broadcasting regulations and policies pursuant to the Broadcasting Act (Canada), subject to certain directions from the federal cabinet. Television broadcasting operations in Canada are also subject to simultaneous program substitution requirements, cable priority carriage rules, specialty service access rules, content rules and foreign ownership restrictions, all of which we must comply with. Changes to the regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services or the introduction of new regulations, policies or terms of license or changes to the treatment of tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

In June 2003, a House of Commons committee, the Standing Committee on Canadian Heritage, released the findings of a study of the current state and future direction of Canada's broadcasting system and the efficacy of the Broadcasting Act (Canada) in meeting policy objectives. Included among the broad ranging issues considered by the Committee were cross-media ownership, foreign ownership, license fees, program funding, community, local and regional broadcasting, the effectiveness of the CRTC, digital transmission, performance measurement and Canadian content and cultural diversity. In November 2003 the government responded to the report, but did not deal substantively with any of the issues identified in the report. The government did indicate that it would give further consideration to the issues involved in cross media ownership and conduct an analysis of foreign ownership restrictions, particularly concerning telecommunications companies. However, since that response there has been a federal general election, a change in the leadership in the responsible ministries and a series of events that have resulted in a great deal of public scrutiny of the CRTC and its decision making and regulatory processes. The introduction of new laws, regulations or policies with respect to these matters may be forthcoming, and could have a material adverse effect on the our business, financial condition or results of operations.

Our operations outside of Canada are also subject to government regulation. In Australia, our investments are subject to statutes and regulation regarding licensing, programming standards, ownership and control of commercial broadcasting services and administering the allocation of broadcasting frequency spectrum. Although the New Zealand radio and television broadcasting industry was deregulated in 1989, our New Zealand operations remain subject to broadcasting standards and to general legislation concerning foreign investment in New Zealand. Television broadcasting in the Republic of Ireland is regulated with respect to, among other things, licensing, ownership and control, advertising and programming. There can be no assurance that any changes to the rules and regulations affecting our operations outside of Canada will not have a material adverse effect on the business, financial condition or results of operations of our non-Canadian subsidiaries and investments or our ability to maintain our ownership interests in our non-Canadian subsidiaries and investments.

THE CRTC AND OTHER APPLICABLE BROADCASTING REGULATORY AUTHORITIES MAY NOT RENEW OUR EXISTING BROADCASTING LICENSES OR GRANT US NEW LICENSES ON ACCEPTABLE TERMS, OR AT ALL.

Our CRTC broadcasting licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The CRTC considered our applications for the renewal of the licenses for all of our Canadian television stations, except CJNT (Montreal) (the license for which expires in 2007) in 2001. New licenses were granted with effect from September 1, 2001 for the

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maximum seven-year term. Our license for Global Prime was renewed in 2004, for the maximum seven-year term and our licenses for our Category 1 and Category 2 digital specialty channels expire in 2007.

While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC considered the issue of our cross-media ownership at license renewal proceedings. The CRTC has expressed its support for the promotion of diversity in broadcasting expression at a local and national level, primarily with respect to news voices, and has the power to preserve diversity of voices and prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist. As a condition of the recent license renewals, the CRTC directed us to abide by its proposed code of conduct respecting the maintenance of separate management over the television and print news operations. There can be no assurance that, in future license renewal proceedings, the CRTC will not require us to take measures which could have a material adverse effect on the integration of Canadian publishing assets with our broadcasting assets and our ability to continue to realize certain of the anticipated benefits of acquiring our Canadian publishing operations.

The licenses held by Network TEN's stations in Sydney, Melbourne, Brisbane and Perth were renewed in 2002 and will be subject to renewal by the Australian Broadcasting Authority in 2007. The license for Network TEN's Adelaide station was renewed in 2004 and will be subject to renewal in 2009. Licenses in other jurisdictions are also subject to renewal from time to time. Our inability to renew any of our licenses or acquire new interests or licenses on acceptable terms, or at all, could have a material adverse effect on our business, financial condition or results of operations. To date, we have not had a license renewal declined.

THE COMMISSIONER UNDER THE COMPETITION ACT (CANADA) RETAINS THE RIGHT TO CHALLENGE A TRANSACTION SUCH AS THE ACQUISITION OF OUR CANADIAN PUBLISHING OPERATIONS AT ANY TIME UP TO THREE YEARS AFTER THE CLOSING OF THE TRANSACTION.

Under the Competition Act (Canada), a transaction satisfying prescribed thresholds is subject to mandatory pre-merger notification to the Commissioner of Competition and observance of a prescribed short-form or long-form waiting period during which the parties are prohibited from closing the transaction. Alternatively, if the Commissioner is satisfied by the parties to a proposed transaction that there would not be sufficient grounds on which to challenge the transaction before the Competition Tribunal, the Commissioner may issue an advance ruling certificate, or an ARC, which exempts the transaction from the pre-merger notification requirements. Where the Commissioner determines the proposed transaction is likely to prevent or lessen competition substantially, the Commissioner may apply to the Competition Tribunal for an order prohibiting it or an order permitting it provided certain assets are divested and other conditions are satisfied. Where the Commissioner has completed his review and determined that grounds do not exist to challenge a proposed transaction, the Commissioner typically advises the parties in writing that, at that time, the Commissioner will not apply to the Competition Tribunal for an order in respect of the transaction. Such a "no-action" letter remains subject to the Commissioner's statutory right to challenge a transaction at any time up to three years after a transaction has been substantially completed. However, if the parties apply for and the Commissioner issues an ARC, and the transaction is substantially completed within one year after the ARC is issued, the Commissioner may not apply to the Competition Tribunal for an order in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

If the Commissioner successfully challenges a completed transaction, the Competition Tribunal may issue an order requiring divestiture of assets or shares or dissolution of the merger. Also, with the consent of the parties, the Competition Tribunal may issue an order to take such other action as is deemed necessary to remedy any substantial lessening or prevention of competition the Competition Tribunal determines would result from or would be likely to result from the completion of the transaction.

The acquisitions of the publishing operations and the remaining 50% interest in the National Post were subject to pre-merger notifications under the Competition Act (Canada). The Commissioner issued a "no-action" letter prior to the closing of the acquisition of the publishing assets and issued an ARC prior to the acquisition of the remaining 50% interest in the National Post. Certain conditions, which were formalized in the form of written undertakings from us to the Commissioner, have been satisfied. The three-year period for the Commissioner to challenge the acquisition of our Canadian publishing operations has now expired. However, the Commissioner retains the right to challenge our acquisition of the remaining 50% interest in the National Post on the basis of new information at any time up to three years after it was completed in March 2002, a right the Commissioner retains in every transaction where an ARC has been issued.

WE MAY NOT BE SUCCESSFUL IN DEFENDING A LAWSUIT WHICH HAS BEEN COMMENCED AGAINST US AND CERTAIN OF OUR SUBSIDIARIES.

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd., or CBL, filed a statement of claim with the Ontario Superior Court of Justice against us, certain of our subsidiaries and Israel Asper (the "Ontario Action"). The plaintiffs claimed, among other things, that the defendants:

      - acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs;

      - improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities);

      -     owe fiduciary duties to the plaintiffs; and

      - wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm's length contracts.

At the time of the commencement of the action, we owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and
CFSK). On May 1, 2001, CBL amalgamated with one of our indirect wholly-owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, we received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of CanWest. CanWest redeemed the special preference shares for $57.7 million on December 18, 2002. By way of an application initiated by the defendants, the Ontario Superior Court in November, 2001 stayed the Ontario Action on the basis that the Ontario courts have no jurisdiction to try the claim and alternatively, that Manitoba was the convenient forum for trial of the action. The Ontario Court of Appeal subsequently upheld the Ontario decision by a decision issued in February 2003. In January 2004, the Supreme Court of Canada refused the plaintiffs leave to appeal the Ontario Court of Appeal's decision. By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen's Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiff. The plaintiffs are seeking, among other things, damages of $405 million (including aggravated and punitive damages). While the defendants intend to do so, they have yet to file a statement of defense. There can be no assurances as to the outcome of the lawsuit, the timing or amounts of any payments we may make in connection with the lawsuit (including litigation expenses), whether any additional allegations or claims will be made, how long the suit will last or as to any of the other risks inherent in any litigation. There can be no assurance that CanWest and the other defendants will be successful in defending this lawsuit. While we believe these claims to be substantially without merit, a significant adverse result could have a material adverse effect on our business, financial condition or results of operations.

WE DO NOT CONTROL AND ARE NOT PERMITTED TO CONTROL SOME OF OUR BROADCASTING ASSETS.

We do not own a majority voting interest in Australia's Network TEN, nor do we control its management or strategic direction, and we are not permitted under Australian law to own more than 15% of the equity of Network TEN. We do not own a majority interest in TV3 in Ireland. There can be no assurance that Network TEN and/or TV3 will not take any actions that could have a material adverse effect on our economic or ownership interest in such entities.

WE MAY BE ADVERSELY AFFECTED BY CHANGES IN GOVERNMENT INCENTIVE PROGRAMS FOR CANADIAN PROGRAM PRODUCTION.

The CRTC requires Canadian broadcasters to broadcast certain amounts of content of Canadian origin. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Television Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could have an adverse effect on our business, financial condition or results of operations.

WE ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL REGULATIONS.

We are subject to a variety of Canadian and foreign environmental laws and regulations concerning emissions to the air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites, or otherwise relating to protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Failure to comply with present or future laws or regulations could result in substantial liability. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses (or may have current uses, in the case of surrounding properties) which may affect our properties and require further study or remedial measures. There can be no assurance that all environmental liabilities have been identified, that any prior owner of the properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist at any of our properties.

DIVIDEND POLICY

We do not currently pay dividends. Any future determination to pay dividends will be at the discretion of our Board of Directors from time to time having regard to the Company's capital requirements.

CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of preference shares issuable in series, multiple voting shares, subordinate voting shares and non-voting shares.

The multiple voting shares, the subordinate voting shares and the non-voting shares rank equally on a per share basis in respect of dividends and distributions of capital, and are subordinate to the preference shares. Subordinate voting shares carry one vote per share, and multiple voting shares carry ten votes per share. Non-voting shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

Multiple voting shares are convertible into subordinate voting shares and non-voting shares on a one-for-one basis at any time at the option of the holder. Subordinate voting shares are convertible into non-voting shares on a one-for-one basis at any time at the option of the holder. Non-voting shares are convertible into subordinate voting shares on a one-for-one basis provided the holder is Canadian.

Series 1 preference shares carry 19 votes per share, and carry preferential votes pertaining to the election of up to two directors of the Company. Each series 1 preference shares is convertible, at the option of the holder, into
0.15 subordinate voting or non-voting shares.

Series 2 preference shares are not eligible to vote. Series 2 preference shares are, at the option of the Company, redeemable for cash, or convertible to subordinate voting or non-voting shares based on the market value of the subordinate voting or non-voting shares at the date of conversion.

The series 1 and 2 preference shares are not entitled to dividends and distributions in the normal course or in respect of a liquidation or wind-up and have no right to vote separately as a class.

We are a constrained-share company, of which at least 66.7% of the voting shares must be beneficially owned by persons who are Canadian citizens or corporations controlled in Canada. There is no limit on the number of non-voting shares that a non-Canadian can hold.

Any Canadian citizen purchasing non-voting shares can present them for registration as either subordinate voting shares or non-voting shares. Non-voting shares can be purchased by anyone, Canadian or otherwise. Subordinate voting shares purchased by a non-Canadian will, upon registration of transfer, be converted into non-voting shares by the company's registrar, Computershare Trust Company of Canada.

RATINGS

We, and our wholly owned subsidiary CanWest Media Inc., have received the following credit ratings from each of Dominion Bond Rating Service Limited ("DBRS"), Standard & Poors Rating Services ("S&P") and Moody's Investors Service (Moody's") (each a "Rating Agency"):

                                          DBRS             S & P            Moody's
                                     ---------------     ----------       -----------
Corporate rating                     BB Stable           B + Stable       Ba3 Stable
Senior secured notes                 Not rated           B +              Ba2 Stable
Senior unsecured notes               BB(low) Stable      B -              Ba3 Stable
Senior subordinated notes            B (high) Stable     B -              B2 Stable

Dominion Bond Rating Service

DBRS' credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of BB by DBRS is in the middle of three subcategories within the fifth highest of ten major categories and a rating of B is in the sixth highest of ten major categories. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "(high)" and "(low)" grades are not used for the AAA category.

In October 2004, DBRS confirmed the ratings of CanWest Media Inc. following the announcement of the Company to offer new subordinated notes in exchange for all of the Hollinger Participation Trust Notes. DBRS' confirmations were based on the fact that while CanWest Media's subordinated debt level would increase, total debt for the CanWest group would remain near current levels. DBRS noted the improvement in the overall financial strength of the Company since the ratings were first assigned in 2000. Debt levels have fallen from the peak of $3.9 billion in 2001 to a current level below $3 billion through application of positive free cash flow and the sale of non-core assets. While the exchange offer will increase cash interest expense, the transaction will lower interest expense over the longer term. DBRS expects that CanWest Media will remain within all of its debt covenants.

Standard & Poor's Ratings Services

S&P's credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from the highest to lowest quality of such securities rated. According to S&P, the B rating is the sixth highest of ten major rating categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

In November 2004, S & P assigned its B- subordinated rating to the new subordinated notes to be issued in connection with the Company's exchange offer for the Hollinger Participation Trust Notes. This rating is two notches below the long term corporate credit rating, reflecting its junior position in the Company's capital structure. At the same time S & P affirmed its B+ long term corporate credit rating. The stable outlook reflects S & P's expectations that the Company will maintain its solid business profile, particularly its broadcast television audience, newspaper readership and circulation market shares.

Credit protection measures are expected to improve as television advertising strengthens and the Company uses free cash flow and non-core asset sales to reduce debt. S & P noted that liquidity should continue to be adequate for the ratings given the positive free cash flow, cash balances and availability under the revolving credit facility.

The B+ bank loan rating is the same as the long term corporate credit rating. S & P has also assigned a 2 recovery rating indicating expectations for a substantial recovery of principal (80% - 100%) in a default scenario.

Moody's Investors Service

Moody's credit ratings are on a long term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody's, a rating of Ba is the fifth highest of nine major categories and a rating of B is in the sixth highest of the nine major categories. Moody's applies numerical modifiers 1,2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

In November 2004, Moody's Investors Service ("Moody's") confirmed the Ba3 senior implied rating of CanWest Media, raised CanWest's senior secured rating to Ba2 from Ba3, raised CanWest's senior unsecured and issuer ratings to Ba3 from B1, confirmed CanWest's B2 senior subordinated rating, and assigned a B2 senior subordinate rating to the senior subordinated notes to be issued as part of the exchange offering for Hollinger Participation Trust Notes. The outlook for all ratings is stable.

This action concluded the ratings review initiated with the announcement of the exchange offer. The senior implied rating continues to be supported by 1) strong market position in both Canadian TV and Canadian newspapers; 2) financial flexibility provided by still significant non-core assets; 3) diversity of cash flows; and 4) continuing debt reduction efforts. The senior implied rating is constrained by 1) a high debt level coupled with minimal free cash flow; 2) significant exposure to advertising volatility; and 3) reduced profitability from Canadian TV broadcasting due to increased competition from both conventional and specialty TV.

The stable rating reflects Moody's expectation that CanWest will continue to operate its two main Canadian businesses relatively efficiently while recognizing the cyclical nature of year-to-year-results, while debt will continue to be reduced from a combination of free cash flow aided by a significant reduction in interest expense and management's ongoing commitment to reduce leverage.

The senior secured debt has been notched one level up from the senior implied due to the low ratio of senior secured debt to EBITDA. The senior unsecured debt has been rated at the same level as the senior implied rating reflecting the low level of leverage and the unsecured nature of the debt instrument. The senior subordinated rating is notched two levels below the senior implied rating due to its subordinated position in the debt structure.

Moody's also assigned a speculative grade liquidity rating of SGL-2 to CanWest Media. The SGL-2 rating reflects Moody's view that CanWest possesses a good liquidity position, characterized by positive free cash flow and unused committed bank availability, both of which are more than sufficient to fund very modest debt maturities over the next twelve months.

We understand that the ratings are based on, among other things, information furnished to the Ratings Agencies by us and information obtained by the Ratings Agencies from publicly available sources. The credit ratings given by the Ratings Agencies are not recommendations to buy, hold or sell any of the securities of the Company since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

MARKET FOR SECURITIES

SUBORDINATE AND NON VOTING SHARES

The Subordinate Voting Shares are listed for trading on The Toronto Stock Exchange under the symbol CGS.SV. The Non-Voting Shares are listed for trading on the Toronto Stock Exchange under the symbol CGS.NV and on The New York Stock Exchange under the symbol CWG.

The price range and volume of trading of our subordinate voting stock (CGS.SV) on the TSX for the period from September 2003 to August 2004 are as follows:

 DATE         HIGH              LOW            CLOSE         VOLUME
Aug-04        10.52             9.50            9.76         139,576
Jul-04        11.00            10.11           10.50         284,358
Jun-04        10.87             9.82           10.48         410,503
May-04        11.68            10.61           10.90         360,753
Apr-04        12.10            10.50           11.94         510,505
Mar-04        13.18            11.53           11.66         411,255
Feb-04        13.12            11.35           12.78         412,604
Jan-04        14.40            11.06           11.75         812,061
Dec-03        14.08            12.28           13.85         150,084
Nov-03        14.00            11.75           12.50         391,855
Oct-03        12.70            11.00           12.50         393,139
Sep-03        12.49            10.26           11.15         313,431

The price range and volume of trading of our non-voting stock (CGS.NV) on the TSX for the period from September 2003 to August 2004 are as follows:

 DATE         HIGH              LOW            CLOSE         VOLUME
Aug-04        10.95             9.52            9.66          1,338
Jul-04        11.00            10.05           10.63          6,706
Jun-04        10.85            10.10           10.25          3,914
May-04        12.00            10.60           10.60          1,437
Apr-04        12.00            10.40           11.31          4,453
Mar-04        13.55            11.60           11.68          2,928
Feb-04        13.00            11.20           12.20          5,559
Jan-04        14.27            11.30           11.68          6,940
Dec-03        14.00            11.80           13.81          3,255
Nov-03        14.02            12.00           12.24          4,522
Oct-03        12.68            11.15           12.40          5,670
Sep-03        12.43            10.02           11.19          7,128

The price range and volume of trading of our non-voting stock (CWG) on the NYSE for the period from September 2003 to August 2004 are as follows:

 DATE         HIGH              LOW            CLOSE         VOLUME
Aug-04         7.93            7.25             7.42            722
Jul-04         8.27            7.55             7.93          5,500
Jun-04         7.96            7.50             7.70            890
May-04         8.47            7.85             7.95            615
Apr-04         8.93            7.82             8.17          1,757
Mar-04         9.88            8.77             9.00          1,491
Feb-04         9.80            8.47             9.49          2,921
Jan-04        11.13            8.64             8.76          2,485
Dec-03        10.82            9.50            10.69          1,845
Nov-03        10.70            9.10             9.46          2,557
Oct-03         9.55            8.30             9.39          1,900
Sep-03         9.05            7.50             8.26          1,942

DEBT SECURITIES

The 7 5/8% Senior Unsecured Notes due April, 2013 and the 10 5/8% Senior Subordinated Notes due May, 2011 of CanWest Media are registered with the Securities Exchange Commission, unlisted, and eligible for trading in The Portal Market(TM), an electronic screen based system which permits the trading of eligible privately placed securities by certain qualified institutional investors.

The trading levels for these debt securities for the 2004 fiscal year are as follows:

                     CANWEST MEDIA 10.625% DUE 5/15/2011             CANWEST MEDIA 7.625% DUE 4/15/2013
                     -----------------------------------             ----------------------------------
                      HIGH           LOW      MONTH-END               HIGH         LOW        MONTH-END
                     -----------------------------------             ----------------------------------
Sep-03               113.500       111.750     113.500     Sep-03    107.000     103.500       107.000
Oct-03               114.500       113.500     114.500     Oct-03    109.250     107.000       109.250
Nov-03               114.500       113.500     113.500     Nov-03    109.250     108.500       108.750
Dec-03               114.250       113.000     114.250     Dec-03    109.500     108.750       109.500
Jan-04               115.750       114.250     115.000     Jan-04    110.750     109.500       109.500
Feb-04               115.000       113.250     113.750     Feb-04    109.500     108.000       109.000
Mar-04               114.250       113.250     113.500     Mar-04    109.250     108.250       109.000
Apr-04               114.500       113.000     113.250     Apr-04    109.000     106.250       106.500
May-04               113.250       110.000     111.750     May-04    106.000     101.000       103.250
Jun-04               112.250       111.500     112.125     Jun-04    103.250     102.000       102.750
Jul-04               114.000       112.000     113.250     Jul-04    104.750     103.000       104.250
Aug-04               113.875       112.250     113.875     Aug-04    106.500     103.750       106.500

Source: FT Interactive, via Advantage Data.

Note: Prices are expressed as a percentage of par.

On November 18, 2004 we issued 8% Senior Subordinated Notes due September 2012. These notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws and were issued only to "qualified institutional buyers" in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. We have entered into a registration rights agreement pursuant to which we have agreed to file a registration statement and under certain circumstances a shelf registration statement, with respect to these notes.

DIRECTORS AND OFFICERS

The following table sets out certain information with respect to the directors and executive officers of CanWest Global Communications Corp. as of the date hereof.

       NAME AND MUNICIPALITY                OFFICE OR POSITION
           OF RESIDENCE                        WITH COMPANY             PRINCIPAL OCCUPATION       DIRECTOR SINCE
------------------------------------     ------------------------   -----------------------------  --------------
David A. Asper(1)(2)                     Director                   Executive Vice President of    January 1997
Winnipeg, Manitoba                                                  the Company
                                                                    Chairman of the National Post

Gail S. Asper(1)                         Secretary and Director     Secretary of the Company       February 1992
Winnipeg, Manitoba

Leonard J. Asper(1)                      President and Chief        President and Chief Executive  January 1997
Winnipeg, Manitoba                       Executive Officer and      Officer of the Company
                                         Director

Dr. Lloyd I. Barber, C.C., S.O.M.,       Director                   President Emeritus,            February 1992
LL.D.(1)(2)(3)(4)                                                   University of Regina
Regina Beach, Saskatchewan

Jalynn H. Bennett, C.M. (1)(2)(3)(4)     Director                   President, Jalynn H. Bennett   January 1998
Toronto, Ontario                                                    and Associates Ltd.

Richard C. Camilleri                     President, CanWest         President, CanWest
Toronto, Ontario                         MediaWorks                 MediaWorks

Ronald J. Daniels(1)(3)                  Director                   Dean of the Faculty of Law     January 2004
Toronto, Ontario                                                    University of Toronto

David J. Drybrough(1)(4)                 Director                   Business Consultant            March 2003
East St. Paul, Manitoba

Paul V. Godfrey, C.M. (1)(2)             Director                   President and Chief            January 2004
Toronto, Ontario                                                    Executive
                                                                    Officer, Toronto Blue Jays
                                                                    Baseball Club

Frank W. King, O.C., P.Eng(1)(3)         Director                   President, Metropolitan        November 2004
Calgary, Alberta                                                    Investment Corp.

Richard M. Leipsic                       Vice President and         Vice President and General
Winnipeg, Manitoba                       General Counsel of the     Counsel of the Company
                                         Company

John E. Maguire                          Chief Financial Officer    Chief Financial Officer of
Winnipeg, Manitoba                                                  the Company

The Hon. Frank J. McKenna, P.C.,         Chairman of the Board      Counsel, McInnes Cooper        July 1999
Q.C.(1)(3)(4)                            and Director
St. John, New Brunswick

Thomas C. Strike                         President, CanWest         President, CanWest
Winnipeg, Manitoba                       MediaWorks International   MediaWorks International

(1)   Member of the Governance and Nominating Committee.

(2)   Member of the Pensions Committee.

(3)   Member of the Compensation Committee.

(4)   Member of the Audit Committee.

As at November 24, 2004, all of the Multiple Voting Shares and 3,462,874 of the Subordinate Voting Shares were owned by CanWest Communications Corporation, a company indirectly owned and controlled by trusts for the benefit of members of the family of the late I.H. Asper, including David A. Asper, Gail S. Asper and Leonard J. Asper, who are senior officers and directors of the Company and Mrs. Ruth M. Asper.

All of the our directors serve one-year terms and are elected at the Company's annual meeting of shareholders. The term of office of each of the current directors will expire at the annual meeting of shareholders of the Company to be held on January 27, 2005.

Each of the Company directors and officers of the Company has been engaged for more than five years in his or her present principal occupation or in other capacities with the Company or organization (or predecessor thereof) in which he or she currently holds his or her principal occupation except: Richard Camilleri who, prior to October 2004 was Chief Operating Officer (Operations) of the Company and prior to July 2002 was Chairman, President and CEO of Arius3D Inc. and prior to 2001, was President, Sony Music Entertainment; and David A. Asper who, prior to January 2003 was President, Daremax Enterprises Inc., and prior to January 1999, was Vice President, Programming of the Company; and Paul V. Godfrey, who, prior to September 2000 was President and Chief Executive Officer, Sun Media Corporation. On November 24, 2004, the Board set at nine, the number of directors to be elected at the annual meeting of shareholders.

Certain of the directors and executive officers hold voting securities in the Company as described under the section entitled "Election of Directors" in the Management Information Circular dated November 24, 2004 and such information is incorporated by reference herein.

As of November 24, 2004, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 76,785,976 Multiple Voting Shares, 369,658 Subordinate Voting Shares and 29,442 Non-Voting Shares.

LEGAL PROCEEDINGS

CBL Litigation

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CBL filed a statement of claim against us, certain subsidiaries, and Israel Asper. The plaintiffs claim, among other things, that the defendants have acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs; have improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities); owe fiduciary duties to the plaintiffs; and have wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm's length contracts.

At the time of the commencement of the action, we owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and
CFSK). On May 1, 2001, CBL amalgamated with one of our indirect wholly-owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, we received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of CanWest. CanWest redeemed the special preference shares for $57.7 million on December 18, 2002.

By way of an application initiated by the defendants, the Ontario Superior Court in November, 2001 stayed the Ontario Action on the basis that the Ontario courts have no jurisdiction to try the claim and alternatively, that Manitoba was the convenient forum for trial of the action. The Ontario Court of Appeal subsequently upheld the Ontario decision by a decision issued in February 2003. In January 2004, The Supreme Court of Canada refused the plaintiffs leave to appeal the Ontario Court of Appeal's decision. By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen's Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiff. They are seeking, among other things, damages of $405 million (including aggravated and punitive damages). While the defendants intend to do so, they have yet to file a statement of defense.

Hollinger Litigation

On December 17, 2003, we and The National Post Company filed a statement of claim in the Ontario Superior Court of Justice against Hollinger International Inc., Hollinger Inc. and certain related parties claiming the amount of $25.7 million plus interest for amounts owed to The National Post Company

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related to our acquisition of 50% of The National Post Company in March 2002. In
August 2004, we and The National Post Company obtained partial summary judgment in respect of the claim against Hollinger International Inc. for $22.5 million, plus interest. Hollinger International Inc. has appealed the granting of the summary judgment to the Ontario Court of Appeal. We have also referred to arbitration disputes related to a further approximately $76.8 million we claim to be owed by Hollinger International Inc. and certain of its affiliates related to certain unresolved matters arising from our November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and certain of its affiliates. In the arbitration, Hollinger International claims that it and certain of its affiliates are owed approximately $45 million by CanWest under the relevant agreement.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Senior subordinated notes held by CanWest Communications Corporation, totaled $55.0 million (US$41.9 million) at August 31, 2004 (2003 - $58.1 million). The shares of CanWest Communications Corporation are indirectly owned and controlled by Mrs. Ruth M. Asper and trusts for the benefit of members of the family of the late Israel Asper, including his three children, David A. Asper, Gail S. Asper and Leonard J. Asper, who are senior officers and directors of us. This debt matures on May 15, 2011 and bears interest at 10.625%. During 2004, interest expense related to this debt totaled $6.3 million (2003 - $6.4 million). In 2003, CanWest Communications Corporation exchanged these Canadian dollar denominated notes for United States dollar denominated notes. The exchange was completed pursuant to the provisions of the original note indenture.

In June 2003, a company in which an affiliate of CanWest Communications Corporation holds a 50% interest, acquired the TD Centre in Winnipeg, Manitoba, a building in which the Company is a tenant. During 2004, rent paid to this company amounted to $1.1 million (2003 - $0.2 million).

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada
Calgary, Canada

Bank of Nova Scotia Trust Company of New York
New York City, U.S.A.

ADDITIONAL INFORMATION

Additional information relating to our Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our Company's management information circular dated November 24, 2004 for the annual meeting of shareholders to be held on January 27, 2005.

Additional financial information is provided in our financial statements and management discussion and analysis for the year ended August 31, 2004.

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